EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CITIZEN ENERGY OPERATING, LLC,

CITIZEN ENERGY PRESSBURG INC.

AND

ROAN RESOURCES, INC.

This draft document is not a contract, or an offer or acceptance for a contract, nor does it memorialize any agreement between the parties. No agreement, oral or written, regarding or relating to the subject matter covered by this draft or any possible transaction between the parties has been entered into by the parties. This document, in its current form or as hereafter modified or revised by any party, will not become an agreement of the parties unless and until it has been fully negotiated and a final and definitive execution version of this document has been executed and delivered by duly authorized representatives of all parties.

DATED AS OF OCTOBER 1, 2019

TABLE OF CONTENTS

Page

ARTICLE I. CERTAIN DEFINITIONS		2

1.1	Certain Definitions	2
1.2	Terms Defined Elsewhere	14
1.3	Interpretation	16

ARTICLE II. THE MERGER; EFFECTS OF THE MERGER		18

2.1	The Merger	18
2.2	Closing	19

ARTICLE III. MERGER CONSIDERATION; EXCHANGE PROCEDURES		19

3.1	Merger Consideration	19
3.2	Rights As Stockholders; Share Transfers	20
3.3	Exchange of Certificates	20
3.4	Adjustment	23
3.5	Treatment of Company Stock Awards	23
3.6	Dissenting Shares	23

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY		24

4.1	Organization, General Authority and Standing	24
4.2	Capitalization	25
4.3	Equity Interests in other Entities	26
4.4	Power, Authority and Approvals of Transactions	26
4.5	No Violations or Defaults	26
4.6	Consents and Approvals	27
4.7	Financial Reports and the Company SEC Documents	27
4.8	Internal Controls and Procedures	28
4.9	Absence of Undisclosed Liabilities	29
4.10	Absence of Certain Changes or Events	29
4.11	Compliance with Applicable Law; Permits	30
4.12	Material Contracts	30
4.13	Environmental Matters	33
4.14	Oil and Gas Matters	34
4.15	Rights-of-Way	36
4.16	Litigation	36
4.17	Information Supplied	37
4.18	Tax Matters	37
4.19	Employee Benefits; Labor	39
4.20	Intellectual Property	41
4.21	Insurance	42
4.22	Financial Advisors	42
4.23	Opinions of the Company Financial Advisors	42
4.24	No Other Representations and Warranties	42

i

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		43

5.1	Organization, General Authority and Standing	43
5.2	Power, Authority and Approvals of Transactions	43
5.3	No Violations or Defaults	44
5.4	Consents and Approvals	44
5.5	Litigation	44
5.6	Information Supplied	44
5.7	Operations of Merger Sub	45
5.8	Financing	45
5.9	Guarantee	46
5.10	No Other Arrangements	46
5.11	No Other Representations and Warranties	47

ARTICLE VI. ACTIONS PENDING THE MERGER		47

6.1	Conduct of Business by the Company	47
6.2	Conduct of Business by Parent	51
6.3	Alternative Proposals; Change in Recommendation	51

ARTICLE VII. COVENANTS		56

7.1	Proxy Statement; Company Meeting	56
7.2	Consummation of the Merger	57
7.3	Access to Information; Confidentiality	59
7.4	Public Statements	60
7.5	Confidentiality	61
7.6	Takeover Laws	61
7.7	Third-Party Approvals	61
7.8	Indemnification; Directors’ and Officers’ Insurance	62
7.9	Notification of Certain Matters	66
7.10	Section 16 Matters	66
7.11	[Reserved]	66
7.12	Transaction Litigation	66
7.13	Equity Financing	67
7.14	Debt Financing	68
7.15	Financing Cooperation	70
7.16	Hedges	73
7.17	Transfer Taxes	74

ARTICLE VIII. CONDITIONS TO CONSUMMATION OF THE MERGER		75

8.1	Mutual Closing Conditions	75
8.2	Additional Company Conditions to Closing	75
8.3	Additional Parent Conditions to Closing	75

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ARTICLE IX. TERMINATION		77

9.1	Termination of Agreement	77
9.2	Procedure Upon Termination	78
9.3	Effect of Termination	78
9.4	Fees and Expenses	79

ARTICLE X. MISCELLANEOUS		83

10.1	Amendment or Supplement; Waiver	83
10.2	Counterparts	84
10.3	Governing Law	84
10.4	Notices	84
10.5	Assignment	85
10.6	Entire Understanding; No Third-Party Beneficiaries	85
10.7	Severability	86
10.8	Jurisdiction	86
10.9	Waiver of Jury Trial	86
10.10	No Recourse	86
10.11	Specific Performance	87
10.12	Survival	88
10.13	Debt Financing Sources	88

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 1, 2019 (this “Agreement”), is entered into by and among Citizen Energy Operating, LLC, a Delaware limited liability company (“Parent”), Citizen Energy Pressburg Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Roan Resources, Inc., a Delaware corporation (the “Company” and, together with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Parties intend that Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and the Company Stockholders to enter into, and has declared advisable, this Agreement and the transactions contemplated hereby, including the Merger (excluding the Financing, the “Merger Transactions”), (b) approved the execution, delivery and performance of this Agreement and the consummation of the Merger Transactions contemplated hereby, including the Merger, and (c) resolved to submit this Agreement to a vote of the Company Stockholders and recommend adoption of this Agreement by the Company Stockholders;

WHEREAS, (a) the Boards of Directors (or similar governing bodies) of each of Parent and Merger Sub has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and Merger Sub, respectively, and (ii) declared advisable, and approved the execution of, this Agreement and the transactions contemplated hereby, including the Merger, and (b) the Board of Directors of Merger Sub has (i) recommended the adoption of this Agreement by the sole stockholder of Merger Sub, and (ii) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption;

WHEREAS, prior to the execution and delivery of this Agreement, Parent, as the sole stockholder of Merger Sub, has executed and delivered a consent to adopt this Agreement, which consent shall become effective immediately following the approval of this Agreement by the Board of Directors of Merger Sub and the execution of this Agreement pursuant to Section 228(c) of the DGCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and the Company to enter into this Agreement, certain significant holders of Company Common Stock (the “Significant Company Stockholders”) and the directors and executive officers of the Company have each entered into a Voting Agreement with Parent and the Company, dated as of the date hereof (collectively, the “Voting Agreements”), pursuant to which, among other things, each such Significant Company Stockholder agrees, on the terms and subject to the conditions provided in the Voting Agreements, to support the Merger and the other transactions contemplated hereby; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub delivered to the Company (a) a limited guarantee (the “Guarantee”) from certain Affiliates of the Sponsor (the “Guarantors”), in favor of the Company and pursuant to which the Guarantors guaranteed certain obligations of Parent and Merger Sub in connection with this Agreement and (b) a commitment letter between Parent and the Guarantors, pursuant to which the Guarantors agreed and committed to invest in Parent, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”).

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the Parties hereto agree as follows:

ARTICLE I.

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person; provided, that in the case of the Sponsor, the Guarantors, Parent, Merger Sub and their respective Subsidiaries (including the Company following Closing), the term “Affiliate” shall not at any time include any portfolio companies of the Sponsor and its Affiliates (other than Parent and its Subsidiaries). For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Except for the provisions of Section 10.10, no Significant Company Stockholder will be treated as an Affiliate of the Company or any of its Subsidiaries or any of their respective Affiliates for any purpose hereunder.

“Balance Sheet Date” means June 30, 2019.

“Business Day” means any day which is not a Saturday, Sunday or other day on which banks are authorized or required to be closed in the City of New York, New York.

“Cancelled Shares” means shares of Company Common Stock that are outstanding immediately prior to the Effective Time (if any) owned by (a) the Company or its wholly owned Subsidiaries, other than those held in a fiduciary capacity, or (b) Parent or its wholly owned Subsidiaries.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Code” means the Internal Revenue Code of 1986.

“Company Bylaws” means the Second Amended and Restated Bylaws of the Company, as adopted on September 27, 2018.

“Company Charter” means the Second Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on September 24, 2018.

“Company Common Stock” means the Class A common stock, $0.001 par value per share, of the Company.

“Company Financial Advisors” means Citigroup Global Markets Inc. and Jefferies LLC, financial advisors to the Company.

“Company Material Adverse Effect” means any change, event, development, circumstance, condition, occurrence or effect, or combination of the foregoing, that (i) prevents, impairs or materially delays or impedes the ability of the Company to perform its obligations under this Agreement or consummate the transactions contemplated hereby or (ii) has a material adverse effect on the business, condition (financial or otherwise), prospects or results of operations of the Company and its Subsidiaries taken as a whole; provided, that none of the following changes, events, developments, circumstances, conditions, occurrences or effects (either alone or in combination) will be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred:

(a) general economic, regulatory, legal or tax conditions, including conditions in the financial, credit or securities markets, or changes therein (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets);

(b) changes in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c) changes in general economic conditions in the:

(i) oil and gas exploration and production industry;

(ii) oil and natural gas gathering, compressing, treating, processing and transportation industry generally;

(iii) natural gas liquids fractionating and transportation industry generally;

(iv) crude oil and condensate logistics and marketing industry generally; and

(v) natural gas marketing and trading industry generally (including in each case changes in law affecting such industries);

(d) general political or geopolitical conditions or changes therein (including the outbreak or escalation of hostilities or acts of war or such events, the declaration of a national emergency or war, civil unrest or similar disorder, cyber attacks or the occurrence of any other calamity or crisis, including acts of terrorism);

(e) weather conditions, including any hurricane, tornado, flood, earthquake or other natural disaster;

(f) the identity of, or any facts or circumstances relating specifically to, Parent, Merger Sub, the Guarantors or their respective Affiliates, or any action taken pursuant to or in accordance with this Agreement or at the written request of or with the written consent of Parent, or any actions omitted to be taken by the Company that were expressly prohibited by this Agreement;

(g) the announcement, pendency or consummation of the transactions contemplated by this Agreement; provided that this clause (g) shall not apply to any representation or warranty set forth in Section 4.4 or Section 4.5 hereunder (or any condition to any party’s obligation to consummate the Merger or the other transactions contemplated hereby relating to such representation and warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or the other transactions contemplated hereby;

(h) any change in the market price or trading volume of the Company Common Stock (it being understood and agreed that the exception in this clause (h) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);

(i) any failure by the Company to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (i) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);

(j) any downgrade in rating of any Indebtedness or debt securities of the Company or any of its Subsidiaries (it being understood and agreed that the exception in this clause (j) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such downgrade (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect);

(k) changes in any Laws or regulations applicable to the Company;

(l) changes in applicable accounting regulations or the interpretations thereof;

(m) any legal proceedings commenced by or involving any current or former member, director, partner or stockholder of the Company (on their own behalf or on behalf of the Company) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby; and

(n) the availability or cost of financing on the terms set forth in the Commitment Letters (including the exercise of any flex provisions applicable thereto).

provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clause (a), (b), (c), (d), (e) or (k), will, unless otherwise excluded, be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred if and to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately adversely affects the Company, as compared to other similarly situated Persons operating in the industries in which the Company operates.

“Company Performance Share Unit” means a performance share unit relating to shares of Company Common Stock granted pursuant to a Company Stock Plan.

“Company Restricted Stock Unit” means a restricted stock unit relating to shares of Company Common Stock granted pursuant to a Company Stock Plan.

“Company SEC Documents” means all forms, registration statements, reports, schedules and statements filed by the Company with the SEC under the Exchange Act or the Securities Act since September 24, 2018, and prior to the date of this Agreement, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein

“Company Stock Awards” means, collectively, the Company Restricted Stock Units and Company Performance Share Units.

“Company Stock Plans” means the Roan Resources, Inc. Amended and Restated Management Incentive Plan and any other employee or director stock plan pursuant to which any restricted stock unit, performance share unit or other equity compensation award is outstanding, each as amended or amended and restated from time to time.

“Company Stockholders” means the holders of outstanding shares of Company Common Stock.

“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by and between Citizen Energy Holdings, LLC and the Company dated as of June 19, 2019.

“Credit Facility” means the Credit Agreement, dated September 5, 2017, by and among Roan Resources LLC, the banks, financial institutions and other lending institutions from time to time parties as lenders thereto, Citibank, N.A., as administrative agent and as a letter of credit issuer, and each other letter of credit issuer from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time, including by the First Amendment to Credit Agreement, dated as of April 9, 2018, the Second Amendment to Credit Agreement, dated as of May 30, 2018, the Third Amendment to Credit Agreement, dated as of September 27, 2018, the Fourth Amendment to Credit Agreement, dated as of March 13, 2019 and the Fifth Amendment to Credit Agreement, dated as of June 19, 2019.

“Debt Financing Source” means each entity and each other Person (including each agent and arranger) that has committed to provide or to cause to provide the Debt Financing pursuant to the Debt Commitment Letter, together with their respective Affiliates and Representatives involved in the Debt Financing and their permitted successors and assigns.

“Director Indemnification Agreements” means those certain Indemnification Agreements between the directors of the Company and the Company.

“Dissenting Shares” means shares of Company Common Stock that are outstanding immediately prior to the Effective Time as to which the holder thereof shall have properly complied in all respects with the provisions of Section 262 of the DGCL as to appraisal rights.

“Employee Benefit Plan” means:

(a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA whether or not subject thereto); and

(b) any share or unit option, restricted share or unit, share or unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, retirement, supplemental retirement or pension plan or arrangement, vacation or holiday pay policy, employment, retention or severance pay plan or agreement, policy or agreement, deferred compensation agreement or arrangement, change in control, executive compensation or supplemental income arrangement, relocation plan, policy or program, and any other employee benefit plan, agreement, arrangement, program, practice or understanding.

“Employees” means all individuals employed by the Company or any of its Subsidiaries.

“Environmental Law” means any Law that relates to: (a) prevention of pollution or the protection of the environment (including without limitation air, surface water, groundwater, surface land, subsurface land, plant and animal life or any other natural resource), worker health or safety; or (b) the use, storage, treatment, generation, disposal, or Release of Hazardous Materials.

“Environmental Permit” means any permit, license, consent, certification, variance, exemption, approval or other authorization issued or required pursuant to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person under common control with the Company or Parent, as applicable, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Credit Facilities” means the Credit Facility and the Term Loan.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” or “Governmental Authorities” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator or arbitral body, in each case that has jurisdiction over Parent or the Company, as the case may be, or any of their respective Subsidiaries or any of their or their respective Subsidiaries’ properties or assets.

“Hazardous Material” means any substance, material, chemical, emission or waste, whether solid, liquid or gaseous, that is listed, defined, designated or classified as “hazardous,” “toxic,” “radioactive,” or a “pollutant” or “contaminant” under, or subject to regulation under, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas), ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means:

(a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property);

(b) obligations evidenced by bonds, debentures, notes or similar instruments;

(c) obligations of such Person to pay the deferred purchase or acquisition price for any property or asset of such Person;

(d) (i) obligations of such Person in respect of letters of credit or similar instruments (whether drawn or undrawn) issued or accepted by banks and other financial institutions for the account of such Person and (ii) liabilities for performance or surety bonds and similar obligations;

(e) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease (or finance lease) on a balance sheet of such Person under GAAP;

(f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed (directly or indirectly) by such Person or for which it is or may become contingently liable; and

(g) all accrued and unpaid interest and debt prepayment penalties or premiums in connection with any of the foregoing Indebtedness;

provided, however, that the term “Indebtedness” does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or that are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnitees” means each Person entitled to indemnification by the Company under the Company Bylaws.

“Intellectual Property” means all intellectual property rights of every kind and description throughout the world, including all U.S., foreign and transnational patents, trademarks, service marks, trade names, domain names and other indicia of source or origin, together with all goodwill symbolized thereby, copyrights and copyrightable subject matter, trade secrets and all other proprietary rights to confidential information (including any seismic and other exploration, drilling and production data and information), all other proprietary rights in technology, and all applications and registrations for any of the foregoing.

“Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Company Board prior to the Company Stockholder Approval; provided, however, that in no event shall the following events, facts, circumstances, developments or occurrences constitute an Intervening Event: (a) the receipt, existence or terms of an actual Alternative Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in, an Alternative Proposal, (b) any event, fact, circumstance, development or occurrence resulting from any action taken or omitted by the Company or any of its Subsidiaries that is required to be taken or omitted by the Company or any of its Subsidiaries pursuant to this Agreement (other than with respect to any obligation of the Company and the Company Subsidiaries in accordance with Section 6.1), (c) any Company Stockholder who has executed and delivered a Voting Agreement breaches or threatens to breach such Voting Agreement, (d) any effect relating to Parent or any of its Subsidiaries that does not amount to a Parent Material Adverse Effect, (e) changes in the market price or trading volume of Company Common Stock or any other securities of the Company or its Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (it being understood that the underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred), (f) changes after the date hereof in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world, or (g) changes after the date hereof in general economic or business conditions (including, without limitation, the price of oil, natural gas, natural gas liquids and other commodities) in the United States or elsewhere in the world.

“Knowledge” means the actual knowledge, after reasonable inquiry (including inquiry of each such individual’s direct reports), of (a) in the case of the Company, the individuals listed in Schedule 1.1(a) of the Company Disclosure Schedule and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Schedule.

“Law” means any law, statute, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Authority, including common law.

“Lien” means any mortgage, deed of trust, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Marketing Period” means the first period of fifteen (15) consecutive calendar days following the later of (a) receipt by the Commitment Parties (as defined under the Debt Commitment Letter) of the Required Information and (b) the date of execution of the Debt Commitment Letter; provided, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” or “Oil and Gas Lease” means all Hydrocarbon and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to Hydrocarbons in place, and mineral servitudes, and all leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means (a) all direct and indirect interests in and rights with respect to material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all surface interests, easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases or Hydrocarbon wells located on or producing from such leases and properties, (c) all interests in machinery, equipment (including wells, well equipment and machinery), production, completion, injection, disposal, gathering, transportation, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), rigs, pumps, water plants, electric plants, platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons and (d) all other interests of any kind or character associated with or appurtenant to any of the foregoing.

“Other Party” or “Other Parties” means (a) with respect to the Company, Parent and Merger Sub, and (b) with respect to Parent and Merger Sub, the Company.

“Parent Charter” means the Certificate of Formation of Parent, as filed with the Secretary of State of the State of Delaware on January 3, 2019.

“Parent Credit Parties” means (a) Citizen Mineral, LLC, a Delaware limited liability company, Citizen Energy III, LLC, a Delaware limited liability company, Citizen Midstream, LLC, a Delaware limited liability company, EVHI Exploration, LLC, an Oklahoma limited liability company, Citizen Energy Management, LLC, a Delaware limited liability company, Citizen Energy Intermediate, LLC, any subsidiary that incurs or guarantees other debt for borrowed money, and each other existing or subsequently acquired or organized direct or indirect wholly owned domestic restricted subsidiary of Citizen Energy Operating, LLC, and (b) with respect to obligations of any of the entities set forth in clause (a) under any interest rate protection or other swap or hedging arrangements or cash management arrangements entered into with a Lender (as defined in the Debt Commitment Letter), the Administrative Agent (as defined in the Debt Commitment Letter) or any affiliate of a Lender or the Administrative Agent, Citizen Energy Operating, LLC.

“Parent LLC Agreement” means the Limited Liability Company Agreement of Parent, as adopted on January 3, 2019.

“Parent Material Adverse Effect” means any change, event, development, circumstance, condition, occurrence, fact or effect, or combination of the foregoing, that prevents, materially impairs or materially delays the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated hereby.

“Permitted Encumbrances” means:

(a) to the extent waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments that are not yet due or delinquent, or, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) lease burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies arising in the ordinary course of business, or (ii) Liens on pipeline or pipeline facilities which arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements which are customary in the oil and gas business, provided, however, that, in the case of any Lien described in the foregoing clauses (i), (ii) or (iii), such Lien (A) secures obligations that are not Indebtedness and are not delinquent and (B) has no material adverse effect on the value, use or operation of the property encumbered thereby;

(e) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for Indebtedness) entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds;

(f) pre-judgment Liens and judgment Liens in existence less than ten (10) days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance;

(g) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Subsidiaries, to the extent existing on the date of this Agreement and set forth in Schedule 1.1(b) of the Company Disclosure Schedule;

(h) Liens existing on the date of this Agreement securing any Indebtedness and which are set forth in Schedule 1.1(c) of the Company Disclosure Schedule and which have been provided to Parent prior to the date hereof;

(i) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement, in each case, to the extent such indenture, escrow agreement or similar agreement is disclosed in Schedule 1.1(d) of the Company Disclosure Schedule and have been provided to Parent prior to the date hereof;

(j) rights reserved to or vested in any Governmental Authority to control or regulate any of the Company’s or its Subsidiaries’ properties or assets in any manner;

(k) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or its Subsidiaries that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(l) any Liens discharged at or prior to the Effective Time; and

(m) all other Liens, charges, encumbrances, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other statement of facts as would be shown on an accurate survey of any real property, that are not such as to materially interfere with the operation, value or use of the property or asset affected.

“Person” or “person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, limited liability limited partnership, joint venture, association, joint stock company, trust, entity, unincorporated organization, Governmental Authority or any group comprised of two or more of the foregoing.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Required Information” means (a) the provision by Parent of the following information to the Debt Financing Sources: (i) GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Citizen Energy Holdings, LLC for fiscal years 2017 and 2018, (ii) a cash flow forecast and budget model for each fiscal quarter ending after the date hereof and prior to December 31, 2020, (iii) an updated and final financial model of the Parent Credit Parties in a customary confidential information memoranda to be used in connection with the syndication of the senior secured reserve based revolving credit facility described in the Debt Commitment Letter in a form customarily delivered in connection with senior secured bank financings of the type described in the Debt Commitment Letter and customary engineering information in a form customarily delivered in connection with senior secured bank financings of, prepared by the Investors (as defined in the Debt Commitment Letter) on a pro forma basis after giving effect to the Transactions (as defined in the Debt Commitment Letter), and (iv) monthly production and accounting lease operating statements for the 14 months ended June 30, 2019 for Citizen Energy Operating, LLC and (b) the provision by the Company of monthly production and accounting lease operating statements for the 14 months ended June 30, 2019 for the Company.

“Rights” means, with respect to any person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person (or the general partner of such person) to issue, transfer or sell any partnership or other equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“SEC” means the Securities and Exchange Commission.

“Second Amendment to the Term Loan” means Amendment No. 2, dated September 30, 2019, to the Credit Agreement, dated June 27, 2019, by and among the Company, the financial institutions and other lending institutions or investors from time to time parties as lenders thereto and Cortland Capital Market Services LLC, as administrative agent, as amended, restated, supplemented or otherwise modified by the Limited Waiver and First Amendment to Credit Agreement, dated September 16, 2019.

“Securities Act” means the Securities Act of 1933.

“Sponsor” means Warburg Pincus LLC.

“Subsidiary” or “Subsidiaries” of any Person, means any corporation, partnership, joint venture or other legal entity of which (a) such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or (b) such Person is a general partner or managing member.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax Law” means any Law relating to Taxes.

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person by Law or by contract.

“Tax Matters Agreement” means that certain Tax Matters Agreement, dated as of August 7, 2018, among Linn Energy, Inc., Riviera Resources, Inc. and certain subsidiaries of Riviera Resources, Inc.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Term Loan” means the Credit Agreement, dated June 27, 2019, by and among the Company, the financial institutions and other lending institutions or investors from time to time parties as lenders thereto and Cortland Capital Market Services LLC, as administrative agent, as amended, restated, supplemented or otherwise modified from time to time, including by the Limited Waiver and First Amendment to Credit Agreement, dated September 16, 2019, and the Second Amendment to Credit Agreement, dated as of September 30, 2019.

“Test Indebtedness” means (i) the Indebtedness of the Company or its Subsidiaries pursuant to clauses (a), (b), (d), (f) (in the case of (f) to the extent such guaranteed amounts relate to Indebtedness of such other Person described in (a), (b), (d) or (g)) and (g) of the definition of Indebtedness, excluding in each case, Indebtedness incurred in connection with the payment of Transaction Expenses, less (ii) cash and cash equivalents of the Company and its Subsidiaries.

“Transaction Expenses” means the cumulative fees and expenses incurred by the Company and its Subsidiaries in connection with this Agreement, the Merger and related transactions, including the payment of premiums related to the repayment of the Term Loan in connection with the consummation of the Merger and the fees for services rendered to the Company by the Company’s financial and legal advisers, financial printer, transfer agent and virtual data room provider, in each case, as described on Schedule 1.1(e) of the Company Disclosure Schedule.

“Unwind Cap” means $15,000,000.

“Wells” means Hydrocarbon wells, saltwater disposal wells, monitoring wells, injection wells and storage wells, whether producing, operating, shut-in or temporarily abandoned, operated by the Company, located on an Oil and Gas Lease or any land pooled, communitized or unitized therewith, together with all Hydrocarbon and mineral production from such wells.

1.2 Terms Defined Elsewhere. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Term	Section
Action	7.8(a)
Agreement	Preamble
Alternative Proposal	6.3(h)(i)
Antitrust Laws	4.6
Book-Entry Shares	3.2
Certificate	3.2
Certificate of Merger	2.1(b)
Change in Recommendation	6.3(d)
Claim	7.8(a)
Claimed Amount	9.4(e)(ii)
Claim Notice	9.4(e)(ii)
Closing	2.2
Closing Date	2.2
Commitment Letters	5.8
Company	Preamble

Company Board	Recitals
Company Board Recommendation	7.1(b)
Company Disclosure Schedule	1.3(o)
Company Employee Benefit Plan	4.19(a)
Company Financial Statements	4.7(b)
Company Independent Petroleum Engineers	4.14(a)
Company Intellectual Property	4.20
Company Material Agreement	4.12(a)
Company Meeting	4.6
Company Operations Plan	6.1(b)(M)
Company Permits	4.11(b)
Company Related Party	9.4(h)
Company Reserve Report	4.14(a)
Company Stockholder Approval	8.1(a)
Company Termination Fee	9.4(m)
Contract	4.12(a)
D&O Insurance	7.8(d)
Debt Commitment Letter	5.8
Debt Financing	5.8
Debt Financing Agreements	7.14(a)
Debt Financing Sources	7.14(a)
Debt Letters	5.8
DGCL	Recitals
Divestiture Action	7.2(d)
Effective Time	2.1(b)
Elected Retained Hedges	9.4(e)(i)
Elected Unwind Hedges	9.4(e)(i)
Elected Unwind Termination Amount	9.4(e)(ii)
Equity Commitment Letter	Recitals
Equity Financing	5.8
Exchange Fund	3.3(a)
Fee Letter	5.8
Financing	5.8
Financing Sources	7.14(a)
Governmental Approval	4.6
Guarantors	Recitals
Guarantee	Recitals
Indemnification Expenses	7.8(a)
Indemnified Parties	7.8(a)
Intervening Event Notice Period	6.3(f)(i)
Lender	5.8
Merger	Recitals
Merger Consideration	3.1(b)
Merger Sub	Preamble
Merger Transactions	Recitals

Outside Date	7.2(a)
Parent	Preamble
Parent Disclosure Schedule	Article V
Parent Related Party	9.4(h)
Parent Termination Fee	9.4(m)
Parties	Preamble
Payment Agent	3.3(a)
Proceedings	4.16
Proxy Statement	4.6
Rights-of-Way	4.15
Significant Company Stockholders	Recitals
Specified Hedging Agreement	7.16(a)
Substitute Financing	7.14(b)
Superior Proposal	6.3(h)(ii)
Superior Proposal Notice Period	6.3(e)(i)
Surviving Corporation	Recitals
Unwind Reimbursement	9.4(e)(ii)
Unwinding Scenario	9.4(e)(i)
Voting Agreements	Recitals
Willful Breach	9.3

1.3 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) the word “or” is not exclusive, and has the inclusive meaning represented by the phrase “and/or”;

(f) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i) references herein to any agreement, instrument or Law means such agreement, instrument or Law as from time to time amended, modified or supplemented, including, in the case of agreements or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws;

(j) reference herein to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise;

(k) this Agreement has been jointly prepared by the Parties hereto, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(l) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(m) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(n) the Annexes and Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(o) disclosure in any section of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Schedule”) is deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent on the face of the Company Disclosure Schedule that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto;

(p) the mere inclusion of an item in such Company Disclosure Schedule as an exception to (or disclosure for purposes of) a particular representation or warranty is not deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(q) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(r) all references to days mean calendar days unless otherwise provided; and

(s) all references to time mean Eastern time unless otherwise provided.

ARTICLE II.

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger.

(a) The Merger and Surviving Corporation. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate existence of Merger Sub will cease, and the Company will survive as the Surviving Corporation.

(b) Effectiveness and Effects of the Merger. Subject to the provisions of this Agreement, the Merger will become effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the office of the Secretary of State of the State of Delaware or at such later date and time as may be agreed to by Parent and the Company and set forth in such Certificate of Merger (the “Effective Time”), in accordance with the DGCL. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

(c) Charter and Bylaws. At the Effective Time, the Company Charter as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 7.8, in accordance with the terms thereof and applicable Law, and the Company Bylaws as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time in a form acceptable to Parent, and as so amended and restated shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 7.8, in accordance with the terms thereof and applicable Law.

(d) Directors and Officers of the Surviving Corporation. Prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent the resignation of each member of the Company Board. Each resignation deliverable pursuant to this Section 2.1(d) shall be effective as of, and contingent upon the occurrence of, the Closing. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.2 Closing. Subject to the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VIII, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) will occur on (a) the second (2nd) Business Day after the day on which the last of the conditions set forth in Article VIII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the terms of this Agreement or (b) such other date to which Parent and the Company may agree in writing; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that are to be satisfied at the Closing), the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (ii) the second (2nd) Business Day after the end of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VIII for the Closing as of the date determined pursuant to this proviso). The date on which the Closing occurs is referred to as the “Closing Date.” The Closing of the transactions contemplated by this Agreement will take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin Street, Suite 2500, Houston, Texas 77002, at 10:00 a.m. on the Closing Date, or at such other place and time as agreed to by the parties hereto.

ARTICLE III.

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Company Common Stock or equity interests in Parent or Merger Sub:

(a) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of validly issued, fully paid and nonassessable Class A common stock, par value $0.001, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence. Each certificate or book entry evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares and any Dissenting Shares, will be converted into the right to receive $1.52 in cash, without interest (such amount, the “Merger Consideration”).

(c) Each share of common stock of Parent issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and will not be affected by the Merger.

(d) Notwithstanding anything to the contrary in this Agreement, all Cancelled Shares will automatically be cancelled and no consideration will be received therefor.

(e) Company Stock Awards will be treated in accordance with Section 3.5.

3.2 Rights As Stockholders; Share Transfers. All shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 3.1(b) will cease to be outstanding and will automatically be cancelled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing shares of Company Common Stock (a “Certificate”) and each holder of non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid, without interest, in consideration therefor in accordance with Section 3.3; provided, however, that the rights of (a) any holder of Company Stock Awards will be as set forth in Section 3.5, (b) any holder of Cancelled Shares will be as set forth in Section 3.1(d) and (c) any holder of Dissenting Shares will be as set forth in Section 262 of the DGCL. In addition, holders as of the relevant record date of shares of Company Common Stock will have continued rights to any dividend, without interest, with respect to such shares of Company Common Stock with a record date occurring prior to the Effective Time that may have been declared or made by the Company with respect to such shares of Company Common Stock in accordance with the terms of this Agreement and which remains unpaid as of the Effective Time. Such dividends by the Company are not part of the Merger Consideration and will be paid on the payment date set therefor to such holders of Company Common Stock whether or not they exchange their shares of Company Common Stock pursuant to Section 3.3. At the Effective Time, the transfer books of the Company will be closed immediately and there will be no further registration of transfers on the stock transfer books of the Company with respect to shares of Company Common Stock.

3.3 Exchange of Certificates.

(a) Payment Agent. Prior to the Effective Time, Parent will appoint a commercial bank or trust company reasonably acceptable to the Company to act as exchange agent hereunder for the purpose of exchanging shares of Company Common Stock for the Merger Consideration as required by this Article III (the “Payment Agent”). Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Payment Agent for the benefit of the holders of the applicable shares of Company Common Stock, for payment in accordance with this Article III, through the Payment Agent, cash in an amount necessary to pay the aggregate Merger Consideration. Any funds deposited with the Payment Agent for payment of the Merger Consideration are hereinafter referred to as the “Exchange Fund.” The Payment Agent will, pursuant to irrevocable instructions from Parent and the Company, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3, the Exchange Fund will not be used for any other purpose.

(b) Exchange Procedures.

(i) Promptly after the Effective Time, Parent will instruct the Payment Agent to mail to each record holder of shares of Company Common Stock as of the Effective Time (other than the Company and its Subsidiaries and Parent and its Subsidiaries) (A) a letter of transmittal (specifying that in respect of Certificates, delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Payment

Agent, and which will be in customary form and agreed to by Parent and the Company prior to the Effective Time) and (B) instructions (in customary form and agreed to by Parent and the Company prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable in respect of shares of Company Common Stock represented by such Certificates or Book-Entry Shares, as applicable. Promptly after the Effective Time, upon surrender of Certificates, if any, for cancellation to the Payment Agent together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Shares) as may be reasonably required pursuant to such instructions, each holder who held shares of Company Common Stock immediately prior to the Effective Time (other than the Company and its wholly owned Subsidiaries and Parent and its wholly owned Subsidiaries) will be entitled to receive, upon surrender of the Certificates or Book-Entry Shares therefor, the Merger Consideration that such holder has the right to receive pursuant to this Article III. No interest will be paid or accrued on any Merger Consideration.

(ii) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee, if the Certificate representing such Company Common Stock or evidence of ownership of the Book-Entry Shares is presented to the Payment Agent, and in the case of both Certificates and Book-Entry Shares of Company Common Stock, accompanied by all documents reasonably required to evidence and effect such transfer and the Person requesting such exchange will pay to the Payment Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the record holder of such shares of Company Common Stock, or will establish to the satisfaction of the Payment Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates, if any, have been surrendered, as contemplated by this Section 3.3, each Certificate or Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration payable in respect of shares of Company Common Stock.

(c) No Further Rights in Company Common Stock. All Merger Consideration paid in accordance with the terms hereof will be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock after 365 days following the Effective Time will be delivered to Parent upon demand by Parent and, from and after such delivery, any former holders of shares of Company Common Stock who have not complied with this Article III by such date will thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent. Without limitation of the foregoing and to the extent permitted by applicable Law, after 365 days following the Effective Time, any amounts remaining unclaimed by holders of shares of Company Common Stock will become the property of Parent, subject to the legitimate claims of any Person previously entitled thereto under abandoned property, escheat or similar Laws. Notwithstanding anything in this Agreement to the contrary, none of the Sponsor, the Guarantors, the Company, Parent, Merger Sub, the Surviving Corporation, the Payment Agent nor any other Person shall be liable to any former holder of Company Common Stock or Company Stock Awards, as applicable, for any amount properly delivered to a Governmental Authority pursuant to any abandoned property, escheat or similar Laws.

(e) Lost Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of an indemnity agreement or a bond, in a customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Payment Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of shares of Company Common Stock represented by such Certificate.

(f) Withholding. Parent, Merger Sub, the Company, the Surviving Corporation and the Payment Agent (without duplication) are entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock and Company Stock Awards, or any other Person, such amounts as Parent, Merger Sub, the Company, the Surviving Corporation or the Payment Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local or non-U.S. Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld, such amounts will be treated for all purposes of this Agreement as having been paid or issued to the Person in respect of whom such deduction and withholding was made.

(g) Investment of the Exchange Fund. Parent will cause the Payment Agent to invest the cash in the Exchange Fund as directed by Parent, in Parent’s sole discretion; provided, however, that no such investment or loss thereon affects the amounts payable or the timing of the amounts payable to the holders of shares of Company Common Stock and Company Stock Awards, as applicable, pursuant to the other provisions of this Section 3.3 and Section 3.5. Any interest and other income resulting from such investments will be paid promptly to Parent; provided further, that the Exchange Fund shall not be invested in any instruments other than direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the government of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment.

3.4 Adjustment. Without limiting the covenants in Section 6.1, in the event the outstanding Company Common Stock shall have been changed into a different number of shares or a different class after the date hereof by reason of any subdivisions, reclassifications, splits, share dividends, combinations or exchanges of shares Company Common Stock, the Merger Consideration and any other similarly dependent items, as the case may be, will be correspondingly adjusted to provide to the holders of shares of Company Common Stock and Company Stock Awards, as applicable, the same economic effect as contemplated by this Agreement prior to such event, provided, however, that nothing in this Section 3.4 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

3.5 Treatment of Company Stock Awards.

(a) Company Restricted Stock Units. Except as set forth on Schedule 3.5(a) of the Company Disclosure Schedule, effective as of the Effective Time, each award of Company Restricted Stock Units that is outstanding immediately prior to the Effective Time shall automatically, and without any required action of the holder thereof, become fully vested and non-forfeitable and shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Company Restricted Stock Units subject to such award multiplied by (ii) the Merger Consideration.

(b) Company Performance Share Units. Except as set forth on Schedule 3.5(b) of the Company Disclosure Schedule, effective as of the Effective Time, each award of Company Performance Share Units that is outstanding immediately prior to the Effective Time shall automatically, and without any required action of the holder thereof, be cancelled without consideration.

(c) All cash amounts payable to the former holders of Company Restricted Stock Units shall be subject to all Tax and other withholding amounts that are required to be withheld under applicable Law and shall be paid through the regular payroll or other applicable pay processes of the Company in connection with the Closing.

(d) As soon as practicable following the Effective Time, Parent shall cause the Company to file a post-effective amendment to the Form S-8 registration statement filed by the Company on October 16, 2018 deregistering all shares of Company Common Stock thereunder.

(e) Not later than the Effective Time, the Company shall have terminated each Company Stock Plan and no further Company Performance Share Units, Company Restricted Stock Units or other rights with respect to Company Common Stock shall be granted thereunder. As soon as reasonably practicable following the date hereof and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions that are necessary for the treatment of the Company Performance Share Units or Company Restricted Stock Units pursuant to this Section 3.5, which resolutions will also provide that such Company Performance Share Units or Company Restricted Stock Units shall terminate conditioned upon, and effective immediately after, the Effective Time.

3.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each Dissenting Share, such Dissenting Share shall not be converted into the right to receive the Merger Consideration but instead shall be cancelled and shall represent the right to receive only the payment, solely from the Surviving Corporation, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, any written withdrawal or purported withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the right to control all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to or offer to settle, any claim with respect to Dissenting Shares without the written consent of Parent, in Parent’s sole discretion. Any portion of the Merger Consideration made available to the Payment Agent pursuant to Section 3.3(a) to pay for Company Common Stock for which appraisal rights have been perfected as described in this Section 3.6 shall be returned to Parent, upon demand.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company’s Annual Report on Form 10-K (as amended by the Form 10-K/A filed with the SEC on April 30, 2019) for the year ended December 31, 2018, the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019 and the Company’s Current Reports on Form 8-K furnished or filed with the SEC since January 1, 2019, in each case excluding any disclosures set forth in risk factors or any predictive or cautionary statement or “forward looking statements” within the meaning of the Securities Act or the Exchange Act (other than any historical factual information contained within such headings, disclosure or statements), provided that any such disclosure shall be deemed to be made with respect to a representation and warranty solely to the extent the relevance of such exception is reasonably apparent on the face of such disclosure, or (b) the Company Disclosure Schedule prior to the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, General Authority and Standing. Each of the Company and the Company’s Subsidiaries is (a) a corporation or limited liability company, as the case may be, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or limited liability company power and authority to carry on its business as presently conducted and (b) duly licensed or qualified to do business and in good standing to do business as a foreign corporation or limited liability company, as the case may be, in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except, for such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has delivered to Parent complete and accurate copies of each of the Company Charter and Company Bylaws and each of the Company’s Subsidiaries’ certificate of incorporation, certificate of formation, operating agreements or similar organizational documents, each as amended to the date of this Agreement, and each such document as so delivered is in full force and effect, and neither the Company nor any of its Subsidiaries is in material violation of any of the provisions contained therein.

4.2 Capitalization.

(a) As of the date hereof, there are 154,333,746 shares of Company Common Stock (excluding unvested Company Restricted Stock Units) issued and outstanding, and all such shares of Company Common Stock were duly authorized and are validly issued in accordance with the Company Charter and applicable Law, fully paid and nonassessable and are not subject to any preemptive or similar rights (and were not issued in violation of any preemptive or similar rights).

(b) As of the date hereof, except as set forth above in Section 4.2(a) and except for (i) 1,119,126 unvested Company Restricted Stock Units outstanding on the date hereof, (ii) 3,805,901 Company Performance Share Units outstanding on the date hereof (at the maximum performance level) and (iii) 8,418,556 additional shares of Company Common Stock remaining available for issuance pursuant to the Company Stock Plans (assuming that all Company Performance Share Units and Company Restricted Stock Units would be settled in shares of Company Common Stock), (A) there are no shares, partnership interests, limited liability company interests or other equity securities of the Company issued or authorized and reserved for issuance, (B) there are no outstanding options, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any equity interests of the Company or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell any such equity interests or securities, except pursuant to this Agreement, (C) there are no contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any equity interest in the Company or any such securities or agreements listed in clause (B) of this sentence and (D) there are no shareholders voting agreements or agreements granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) Schedule 4.2(e) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete and correct list of all outstanding Company Restricted Stock Units, including the respective name of the holder, the grant date, the vesting schedule and the number of shares of Company Common Stock subject to each award of Company Restricted Stock Units.

(f) At the Effective Time, neither the Company nor any of its Subsidiaries will be a party to any agreement prohibiting the ability of the Company or any of its Subsidiaries to make any payments, directly or indirectly, to Parent by way of dividends, advances, repayments of loans or advances, reimbursements of management and other intercompany charges, expenses and accruals or other returns on investments or any other contract which restricts the ability of the Company or any of its Subsidiaries to make any payment, directly or indirectly, to Parent.

4.3 Equity Interests in other Entities. Schedule 4.3 of the Company Disclosure Schedule sets forth a true and correct list of the Company’s Subsidiaries. Each of the Company’s Subsidiaries is, directly or indirectly, wholly owned by the Company. Other than ownership interests in its Subsidiaries as set forth in Schedule 4.3 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns beneficially, directly or indirectly, any equity securities or similar interests of any person, or any interest in a partnership or joint venture of any kind. All outstanding shares of capital stock or other equity interests in the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable. The Company owns such interests in its Subsidiaries free and clear of all Liens except for Permitted Encumbrances arising under clause (l) of the definition thereof. There are no shareholders voting agreements or agreements granting any preemptive or antidilutive or similar rights with respect to any security issued by any Subsidiary of the Company.

4.4 Power, Authority and Approvals of Transactions.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the Company Stockholder Approval, to consummate the transactions contemplated hereby. Subject to the Company Stockholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action by the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes the Company’s valid and binding obligation, enforceable against the Company in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).

(b) At a meeting duly called and held, the Company Board has (i) determined that the Merger Transactions are in the best interests of the Company and the Company Stockholders, (ii) declared advisable, and approved the execution of, this Agreement and the Merger Transactions, including the Merger and (iii) resolved to recommend the Company Board Recommendation. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

4.5 No Violations or Defaults. Subject to required filings under federal and state securities laws and with the NYSE, assuming the other consents and approvals contemplated by Section 4.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.7(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company do not and will not (a) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination, cancellation of or modification of, or accelerate the performance required by or the loss of any benefit to which any of the Company or its Subsidiaries is entitled under, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, Contract, joint venture, or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (b) conflict with or constitute a breach or violation of, or a default under the Company Charter or Company Bylaws or the similar organizational documents of any of the Company’s Subsidiaries, (c) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or (d) result in the creation of any material Lien on any of the assets of the Company or any of its Subsidiaries.

4.6 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority are necessary in connection with: (a) the execution and delivery by the Company of this Agreement; or (b) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement (a “Governmental Approval”), except for (i) the filing with the SEC of a proxy statement relating to the matters to be submitted to the Company Stockholders (the “Proxy Statement”) at a meeting of such holders for the purpose of adopting this Agreement and approving the Merger (including any adjournment or postponement thereof, the “Company Meeting”) and other reports or filings under the Securities Act, the Exchange Act and any other applicable state or federal securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business; (iii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE; (iv) such filings and approvals as may be required to be made or obtained under the Antitrust Laws; and (v) such other Governmental Approvals the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Antitrust Laws” means the Sherman Anti-Trust Act of 1890, the Clayton Anti-Trust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

4.7 Financial Reports and the Company SEC Documents.

(a) Since September 24, 2018, the Company has filed or furnished with the SEC all forms, registration statements, reports, schedules, exhibits and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently filed Company SEC Document prior to the date hereof, in which case as of the date of such amendment), each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) Any consolidated financial statements of the Company included in the Company SEC Documents (the “Company Financial Statements”) as of their respective dates (if amended, as of the date of the last such amendment) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto, to the extent permitted by applicable SEC regulations) and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to the absence of footnotes and to normal year-end adjustments).

4.8 Internal Controls and Procedures. The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) mandate the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board, and Schedule 4.8 of the Company Disclosure Schedule sets forth, (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and, to the Knowledge of the Company, such deficiencies or frauds have not occurred that would reasonably be expected, either individually or in the aggregate, to have a Company Material Adverse Effect. To the Knowledge of the Company, since September 24, 2018, no complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. Since September 24, 2018, the Company has not received any material complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the Exchange Act with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

4.9 Absence of Undisclosed Liabilities. Except as disclosed in the audited financial statements (or notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the unaudited financial statements (or notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarter ended on the Balance Sheet Date and in the financial statements (or notes thereto) included in Company SEC Documents filed by the Company (a) after the date of the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended on the Balance Sheet Date and (b) at least three (3) Business Days prior to the date hereof, neither the Company nor any of its consolidated Subsidiaries had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (i) are accrued or reserved against in the financial statements of the Company included in the Company SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (ii) were incurred since the Balance Sheet Date and prior to the date hereof in the ordinary course of business, (iii) relate to this Agreement or the transactions contemplated hereby or (iv) have been discharged or paid in full prior to the date of this Agreement.

4.10 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date through the date of this Agreement, there has not been any change, event, development, circumstance, condition, occurrence or effect that has had, or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Balance Sheet Date through the date of this Agreement, except for this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have carried on and operated their respective businesses in the ordinary course of business.

(c) Since the Balance Sheet Date through the date of this Agreement, no default or event of default (however denominated) has occurred under any document governing Test Indebtedness under clause (i) of the definition thereof of the Company or its Subsidiaries.

(d) Since the Balance Sheet Date through the date of this Agreement, no “change of control” (or equivalent definition) or “termination event” (or equivalent definition) as defined in any document governing Test Indebtedness under clause (i) of the definition thereof of the Company or its Subsidiaries has occurred.

(e) Since the Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have not taken any action that, if taken during the period from the date of this Agreement through the Closing Date without Parent’s consent, would constitute a breach of the following sections of Section 6.1(b): (A), (B), (C)(1) (other than sales of Hydrocarbons in the ordinary course of business), (C)(2) (other than in the ordinary course of business), (C)(3), (C)(4), (D), (F), (G), (H), (J), (K), (L)(a), (L)(b), (L)(c), (L)(d), (L)(e), (M)(1), (M)(2), (N), (O), (P), (Q), (R), (S), (T) or (U), in each case, without giving effect to the requirement that it be consistent with the Company Operations Plan.

4.11 Compliance with Applicable Law; Permits.

(a) Except with respect to Tax matters (which are exclusively provided for in Section 4.18 and Section 4.19) and environmental matters (which are exclusively provided for in Section 4.13), each of the Company and its Subsidiaries is, in compliance with all, and is not in default under or in violation of any, applicable Laws, other than any noncompliance, default or violation which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written communication since the Balance Sheet Date and prior to the date of this Agreement from a Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Authority necessary under applicable Law to own, lease and operate their properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

4.12 Material Contracts.

(a) Schedule 4.12 of the Company Disclosure Schedule contains a listing of the following contracts, agreements, arrangements, commitments or understandings (each, a “Contract”) to which the Company or any of its Subsidiaries is a party and that are in effect on the date of this Agreement (each Contract that is described in this Section 4.12 being a “Company Material Agreement”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Company and its Subsidiaries, in excess of $1,000,000;

(iii) each Contract that contains a “change of control” provision to which the Company or any of its Subsidiaries is a party or is subject;

(iv) each Contract that constitutes a commitment or other obligation relating to current or future Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $100,000 individually for all such Contracts, or with respect to such Contracts that are less than $100,000 individually, in excess of $500,000 in the aggregate, in each case other than Contracts solely between or among the Company and its Subsidiaries;

(v) each Contract for lease of personal property or real property involving aggregate payments in excess of $1,000,000 in any calendar year that are not terminable within sixty (60) days, other than contracts related to drilling rigs, compressors or generators;

(vi) each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of this transaction, would by its terms (A) materially restrict the ability of the Surviving Corporation to (x) compete in any line of business or with any Person or in any geographic area during any period of time after the Effective Time, (y) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of Parent or any of its Subsidiaries (including the Company and its Subsidiaries following the Effective Time);

(vii) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company and its Subsidiaries, taken as a whole;

(viii) each Contract for futures, swap, collar, put, call, floor, cap, option or other similar contract that is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate or fluctuations in interest rates or currencies that will be binding on the Surviving Corporation after the Effective Time;

(ix) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(x) each Contract that contains any minimum volume commitment to which the Company reasonably expects that the Company and its Subsidiaries will be required to make annual payments in excess of $1,000,000 for longer than one year;

(xi) any Contract that provides for the sale, gathering or offtake by the Company or any of its Subsidiaries of Hydrocarbons or water with payments reasonably expected to be in excess of $250,000 over the next twelve (12) months;

(xii) each joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $1,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement;

(xiii) each Contract under which the Company has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $100,000;

(xiv) each Contract that contains any standstill, “most favored nation” or most favored customer provision, tag-along right, drag-along right, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any Contract in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases, (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries or (D) any non-disclosure agreements containing standstill provisions on the Company’s counterparty to such agreements that relate to the equity securities or Indebtedness of the Company, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xv) each Contract that includes any continuing indemnification obligation of the Company or any of its Subsidiaries which was granted outside of the ordinary course of business;

(xvi) each Contract pertaining to Intellectual Property or technology to which the Company or any of its Subsidiaries is a party and that is material to the business of the Company and its Subsidiaries;

(xvii) each Contract that provides for capital expenditures (other than drilling and completion capital expenditures) by the Company or any of its Subsidiaries through December 31, 2019, in each case with a principal amount in excess of $50,000 individually for all such Contracts, or with respect to such Contracts that are less than $50,000 individually, in excess of $500,000 in the aggregate; and

(xviii) any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations in excess of $1,000,000 that were not satisfied at the time of leasing or signing or (B) providing for a fixed term, even if there is still production in paying quantities.

(b) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, and provided that any indemnity, contribution and exoneration provisions contained in any such Company Material Agreement may be limited by applicable Law and public policy, each of the Company Material Agreements (i) constitutes the valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, constitutes the valid and binding obligation of the other parties thereto and (ii) is in full force and effect as of the date of this Agreement, in each case unless the failure to be so would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(c) Each of the Company and its Subsidiaries (to the extent it is a party thereto and bound thereby) and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each Company Material Agreement as of the date of this Agreement. There is not, to the Knowledge of the Company, under any Company Material Agreement, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(d) Since May 1, 2018, as of the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate or not renew, any Company Material Agreement.

4.13 Environmental Matters. Except as disclosed in Schedule 4.13 of the Company Disclosure Schedule, and except for any such matter that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries and their respective assets and operations are in compliance with all Environmental Laws and Environmental Permits, and have obtained all Environmental Permits necessary to operate at each owned or leased real property and to carry on their respective businesses;

(b) Since May 1, 2018 (and to the Knowledge of the Company, from May 1, 2016 to April 30, 2018), none of the Company or its Subsidiaries has received any written notice from any Governmental Authority alleging any violation of or liability under any Environmental Law (including without limitation liability as a potentially responsible party under CERCLA or any analogous Law) or any Environmental Permit;

(c) There are no actions, suits, proceedings (including without limitation civil, criminal, administrative and dispute resolution proceedings), claims, government investigations, orders, decrees or judgments pending or in effect, or, to the Knowledge of the Company, threatened by any Governmental Authority against the Company or its Subsidiaries which allege a violation of or liability under any Environmental Law or any Environmental Permit;

(d) Since May 1, 2018 (and to the Knowledge of the Company, from May 1, 2016 to April 30, 2018), there has been no Release of any Hazardous Material by the Company or its Subsidiaries at, on, under or from any real properties as a result of the operations of the Company and its Subsidiaries that has not been remediated as required by any Environmental Law or otherwise adequately reserved for in the Company Financial Statements; and

(e) This Section 4.13 constitutes the sole and exclusive representations and warranties of the Company with respect to Environmental Permits, Hazardous Materials and Environmental Laws.

4.14 Oil and Gas Matters.

(a) The factual, non-interpretive data relating to the Oil and Gas Properties of the Company and its Subsidiaries on which the reserve report prepared by DeGolyer and MacNaughton (the “Company Independent Petroleum Engineers”), in each case referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Company Reserve Report”), was accurate in all material respects at the time such data was provided to the Company Independent Petroleum Engineers. With respect to the proved reserves reflected in the Company Reserve Report, the Company Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the Company Reserve Report, (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, or (iii) other than sales or dispositions after the date hereof in accordance with Section 6.1, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of all Liens, except for Liens constituting Permitted Encumbrances, which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate by the Company and each of its Subsidiary. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on Company Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Liens, except for Liens constituting Permitted Encumbrances, which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of the business of the Company and each of its Subsidiary as presently conducted. Schedule 4.14(b) lists any third parties to which the Company or any of its Subsidiaries have paid amounts associated with Production Burdens in excess of $1,000,000 since January 1, 2018.

(c) (i) All rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiary have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (in each case, except (A) such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business or (y) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and (B) such payments that may be delayed due to timing of pooling orders from the Oklahoma Corporation Commission or division order title opinions) and (iii) none of the Company or any of its Subsidiaries (and, to Company’s Knowledge, no third-party operator) has violated any material provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

(e) Except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity, each material Oil and Gas Lease (i) constitutes the valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, constitutes the valid and binding obligation of the other parties thereto, (ii) is in full force and effect and (iii) immediately after the Effective Time will continue to constitute a valid and binding obligation of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each of the other parties thereto in accordance with its terms. Each of the Company and its Subsidiaries (to the extent it is a party thereto or bound thereby) and, to the Knowledge of the Company, each other party thereto has performed in all material respects all obligations required to be performed by it under each material Oil and Gas Lease. There is not, to the Knowledge of the Company, under any material Oil and Gas Lease, any default or event which, with notice or lapse of time or both, would constitute a default on the part of any of the parties thereto, or any notice of termination, cancellation or material modification, in each case, except such events of default, other events, notices or modifications as to which requisite waivers or consents have been obtained, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any material violation or breach of, material default under or intention to cancel, terminate, modify or not renew any material Oil and Gas Lease.

(f) All proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by the Company or its Subsidiaries in a timely manner in all material respects.

(g) All of the Hydrocarbon Wells and all water, CO2 or injection Wells located on the Oil and Gas Leases or of the Company and its Subsidiaries have been drilled, completed and operated, as applicable, within the limits permitted by the applicable Contracts and applicable Law, in all material respects, and all drilling and completion (and plugging and abandonment, including plugging and abandonment of permanently plugged Wells located on the Oil and Gas Leases) of the Hydrocarbon Wells and such other Wells and all related development, production and other operations have been conducted in compliance with all applicable Law in all material respects.

(h) All Oil and Gas Properties operated by the Company or any of its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices in all material respects and in material compliance with the applicable Oil and Gas Leases and applicable Law.

(i) As of the date of this Agreement, other than as set forth in the Company’s capital budget as provided to Parent prior to the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any Contract which are binding on the Company, its Subsidiaries or any Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $1,000,000.

4.15 Rights-of-Way. Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.16 Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, litigation, claims, causes of action, arbitrations, mediations or other proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is otherwise a party or, to the Knowledge of the Company, a threatened party.

4.17 Information Supplied.

(a) None of the information supplied (or to be supplied) in writing by or on behalf of the Company specifically for inclusion in the Proxy Statement will, on the date the Proxy Statement is first mailed to Company Stockholders, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by or on behalf of Parent, Merger Sub or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.

(b) A complete and accurate copy of each document, instrument and agreement governing or otherwise related to the Company’s or any Subsidiary’s existing Indebtedness and swap agreements (including Specified Hedging Agreements) have been provided to Parent at least three (3) Business Days prior to the Closing.

4.18 Tax Matters.

(a) (i) Each of the Company and its Subsidiaries has timely filed or caused to be timely filed when due (taking into account extensions of time for filing) with the appropriate Taxing Authority all U.S. federal income Tax Returns and all other material Tax Returns required to be filed by it, and all such Tax Returns were true, complete and correct in all material respects and (ii) all material Taxes owed by the Company and its Subsidiaries (whether or not shown on any Tax Return), including Taxes required to be collected or withheld from payments to employees, creditors, shareholders or other third parties, have been duly and timely paid in full, except for amounts being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof.

(b) No deficiencies for material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Taxing Authority. There is no proceeding now pending against the Company or any of its Subsidiaries in respect of any material Tax or material Tax Return, nor has any written adjustment with respect to a material Tax Return or written claim for additional material Tax been received by the Company or any of its Subsidiaries that is still pending.

(c) The unpaid Tax liabilities of the Company and its Subsidiaries did not, as of the Balance Sheet Date, exceed the aggregate amount of the unpaid Tax liabilities of the Company and its Subsidiaries (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as reflected on the face of the applicable balance sheet (rather than in any notes thereto). Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice of the Company and its Subsidiaries.

(d) There is no outstanding waiver or extension of any applicable statute of limitations for the assessment or collection of material Taxes due from the Company or any of its Subsidiaries (or, to the Knowledge of the Company, for any predecessor of the Company or any of its Subsidiaries).

(e) No written claim has ever been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that it is or may be subject to any material Tax in such jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of: (i) any installment sale or other open transaction disposition made prior to the Closing, (ii) an adjustment under either Section 481(a) or Section 482 of the Code by reason of an accounting method change prior to the Closing for a taxable period ending on or prior to the Closing Date, (iii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) with any Taxing Authority filed or entered into prior to the Closing, (iv) any prepaid amount received on or prior to the Closing or (v) an intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law).

(g) There are no Liens for material Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(h) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) Except for the Tax Matters Agreement, neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (excluding any such agreements pursuant to customary provisions in Contracts not primarily related to Taxes). The Company has made available to Parent correct and complete copies of the Tax Matters Agreement. No material claims for loss or indemnity have been made against the Company or any of its Subsidiaries under the Tax Matters Agreement that are now pending.

(j) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of foreign, state or local Tax Law), other than a group of which the Company or any of its Subsidiaries is or was the common parent, and neither the Company nor any of its Subsidiaries has any liability for material Taxes of any other person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract or otherwise.

(k) Within the last two (2) years, neither the Company nor any of its Subsidiaries has been a party to any transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(l) To the Knowledge of the Company, the information set forth on Schedule 4.18(l) of the Company Disclosure Schedule relating to the tax basis of the assets of the Company and its Subsidiaries is accurate in all material respects.

(m) This Section 4.18 and Section 4.19 constitutes the sole and exclusive representations and warranties of the Company with respect to Taxes and related matters.

4.19 Employee Benefits; Labor.

(a) Schedule 4.19(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Employee Benefit Plan, provided, however, that each contract, plan, arrangement or policy that provides any contractual obligation on the part of the Company or any Subsidiary of the Company to make any severance, termination, change in control or other similar payment in excess of $100,000 shall be considered a material Company Employee Benefit Plan. A “Company Employee Benefit Plan” means each Employee Benefit Plan that is sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates or with respect to which the Company or any of its ERISA Affiliates could have any material obligation or material liability (including any contingent liability).

(b) With respect to each Company Employee Benefit Plan, the Company has made available to Parent a true and complete copy as of the date of this Agreement, to the extent applicable, of (i) each Company Employee Benefit Plan and all amendments thereto (or a written description or summary of the material terms of each such Company Employee Benefit Plan that is unwritten), (ii) the most recent summary plan description and any summaries of material modifications related thereto, (iii) each trust agreement or annuity contract, if any, in effect as of the date of this Agreement that relates to any Company Employee Benefit Plan, (iv) the most recent annual report required to be filed, (v) any non-routine correspondence with a Governmental Authority during the past three years, (vi) the most recent financial statements and actuarial or other valuation reports prepared with respect to any Form 5500 Annual Report and (vii) the most recent determination, opinion or advisory letter received from the Internal Revenue Service.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Employee Benefit Plan has been maintained, administered and operated in all respects (i) in compliance with its terms, and (ii) in compliance with the applicable provisions of all Laws applicable to such Company Employee Benefit Plan. There are no governmental audits or investigations, actions or claims pending (other than routine claims for benefits), or to the Knowledge of the Company, threatened, with respect to any of the Company Employee Benefit Plans that would be reasonably expected to have a Company Material Adverse Effect.

(d) Since August 31, 2017, neither the Company nor any ERISA Affiliate of the Company has sponsored, maintained, contributed to or has been obligated to contributed to, or has had any liability with respect to, any plan that is (i) subject to the minimum funding requirements of Section 412 of the Code, (ii) subject to Title IV of ERISA or (iii) a “multiemployer plan,” as that term is defined in Section 3(37) of ERISA or a multiple employer plan as described in Section 413(c) of the Code.

(e) Each of the Company Employee Benefit Plans intended to be qualified under Section 401(a) of the Code is maintained pursuant to a prototype or a volume submitter document approved by the Internal Revenue Service and is entitled to rely on a favorable opinion letter issued by the Internal Revenue Service with respect to such prototype or volume submitter document, as applicable, and to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Employee Benefit Plan.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event or events, (i) result in any payments of money or property, acceleration of the time of payment or vesting, or provisions of other rights, (ii) result in any loan forgiveness to any current or former Employee or (iii) increase the amount or value of compensation (including funding of compensation or benefits through a trust or otherwise).

(g) No amount or benefit that could be, or has been, received (whether in cash or property, or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” within the meaning of Section 280G of the Code would be reasonably expected to be an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(h) Each Employee Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented and operated in good faith compliance with Section 409A of the Code since January 1, 2009.

(i) There is no Contract, agreement, plan or arrangement which requires the Company or any Subsidiary to pay a Tax gross-up or reimbursement payment to any employee or other service provider, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Section 280G or 4999 of the Code.

(j) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or its Subsidiaries, except as required to comply with Section 4980B of the Code or any similar state law provision.

(k) Except as set forth on Schedule 4.19(k) of the Company Disclosure Schedule, no current or former employee, officer or director of the Company or any of its Subsidiaries is entitled to receive any guaranteed payment under any Company Employee Benefit Plan that is a short-term or long-term bonus.

(l) The Company and its Subsidiaries are in compliance in all respects with all applicable Law relating to the employment of labor, including all such applicable Law relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except where the failure to comply would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse

Effect, as of the date hereof, there are no pending or threatened claims, actions, suits or arbitrations, by or on behalf of any current or former Employees or other service providers of the Company or any of its Subsidiaries or otherwise concerning the labor or employment-related practices of the Company or any of its Subsidiaries. Except as would not result in a material liability to the Company or any of its Subsidiaries, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Employee Benefit Plan. Neither the Company nor any of its Subsidiaries has any material direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, as exempt versus non-exempt, or with respect to any employee engaged or leased from another employer.

(m) Neither the Company not any of its Subsidiaries is a party to, or subject to, a collective bargaining agreement with any labor union or similar representative of any current or former Employees and no trade or labor union or other labor representative or organization has made a demand for recognition, or filed a petition to be certified, as the bargaining unit representative of any current or former Employees of the Company or any of its Subsidiaries. There are, and within the prior three (3) years have been, no pending or threatened strikes, work stoppages, lockouts, material grievances, unfair labor practice charges, or other material job actions against or involving the Company or any of its Subsidiaries.

(n) No Employee or individual service provider of the Company nor any of its Subsidiaries resides outside of the United States or provides services primarily outside of the United States, and there is no Company Employee Benefit Plan that covers Employees or individual service providers of the Company nor any of its Subsidiaries who reside outside of the United States or perform, or performed, services primarily outside the United States.

(o) Schedule 4.19(o) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all employees of the Company and its Subsidiaries, along with (i) their current annualized base salary or hourly wage rate (and for hourly employees the number of regularly scheduled hours worked per week), and (ii) an itemized breakdown of all cash and other payments that would become payable on a non-discretionary basis to such employees under all applicable Company Employee Benefit Plans (excluding the Roan Resources LLC Health and Welfare Plan or any component program thereunder and the Roan Resources 401(k) Plan) if their employment is terminated by the Surviving Corporation (or its applicable Subsidiary) immediately following the Effective Time and assuming such employee signs and does not revoke a release of claims, excluding amounts payable under Section 3.5.

(p) Except as set forth on Schedule 4.19(p) of the Company Disclosure Schedule, no penalty or termination fee is required to be paid, and no notice is required to be sent, in order to terminate the engagement of any individual engaged in the capacity of an independent contractor by the Company or any of its Subsidiaries.

4.20 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of its business as presently conducted (collectively, the “Company Intellectual Property”), free and clear of any Liens other than Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property would not, individually or in the aggregate, be reasonably expected to have a Company

Material Adverse Effect. To the Knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of the Company as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

4.21 Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which the Company and its Subsidiaries operate. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of the Company or its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid and (b) the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

4.22 Financial Advisors. The Company has not incurred any liability for fees, commissions or reimbursement of expenses of any broker, finder, investment banker, financial advisor or similar advisor in respect of the transactions contemplated by this Agreement for which the Company will have any responsibility or liability whatsoever, excluding fees to be paid to the Company Financial Advisors. The Company has heretofore made available to Parent correct and complete copies of the Company’s letter agreements under which fees and expenses are payable to, and related indemnification and other material agreements with, the Company Financial Advisors entered into in connection with the Merger and the other transactions contemplated hereby.

4.23 Opinions of the Company Financial Advisors. The Company Board has received the separate opinions of the Company Financial Advisors each to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration to be received by the Company Stockholders (other than, as applicable, Parent, Merger Sub and their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders.

4.24 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article IV are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of the Company, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article IV, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries, are hereby expressly disclaimed. The Company represents, warrants, covenants and agrees, on behalf of itself and its Affiliates, that in determining to enter into and consummate this Agreement and the transactions contemplated hereby, it is not relying upon, and has not been induced by, any representation or warranty made or purportedly made by or on behalf of any Person, other than those expressly made by Parent as set forth in Article V, or by any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or presentations, including any memoranda and materials provided by or on behalf of Parent, any of Parent’s Subsidiaries or any other Person. Such information is not and shall not be deemed to be a representation or warranty of Parent, except to the extent explicitly set forth in Article V hereof as a representation and warranty by Parent.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Merger Sub represent and warrant to the Company as follows:

5.1 Organization, General Authority and Standing. Parent (a) is a limited liability company validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as presently conducted and (b) is duly licensed or qualified to do business and in good standing to do business as a limited liability company in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except for such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Merger Sub (i) is a corporation validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and (ii) is duly licensed or qualified to do business and in good standing to do business as a corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such licensing or qualification necessary, except for such jurisdictions where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.2 Power, Authority and Approvals of Transactions. Each of Parent and Merger Sub has the requisite limited liability company or corporate power and authority, as applicable, to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been authorized by all necessary limited liability company and corporate action, as applicable, by Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto, constitutes Parent’s and Merger Sub’s valid and binding obligations, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles).

5.3 No Violations or Defaults. Subject to required filings under federal and state securities laws, assuming the other consents and approvals contemplated by Section 4.6 and Article VIII are duly obtained and assuming the consents, waivers and approvals specified in Section 7.7(a) are obtained, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent do not and will not: (a) constitute a breach or violation of, or result in a default (or an event that, with notice or lapse of time or both, would become a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, any note, bond, mortgage, indenture, deed of trust, license, franchise, lease, Contract, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or their respective properties is subject or bound except for such breaches, violations, defaults, terminations, cancellations or accelerations which, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (b) constitute a breach or violation of, or a default under Parent Charter or Parent LLC Agreement; (c) materially contravene or conflict with or constitute a material violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries; or (d) result in the creation of any material Lien on any of the assets of Parent or any of its Subsidiaries.

5.4 Consents and Approvals. No Governmental Approvals are necessary in connection with (a) the execution and delivery by Parent and Merger Sub of this Agreement or (b) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) such filings and approvals as may be required to be made or obtained under the Antitrust Laws and (iii) such other Governmental Approvals the absence or unavailability of which would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.5 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their assets or property or to which Parent or any of its Subsidiaries or any of their assets or properties is otherwise a party or, to the Knowledge of Parent, a threatened party, except for Proceedings that would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect.

5.6 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion in the Proxy Statement will, on the date the Proxy Statement is first mailed to Company Stockholders, and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of the Company or its Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.

5.7 Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the transactions contemplated hereby.

5.8 Financing. Parent has delivered to the Company true, complete and accurate fully executed copies of (a) a debt commitment letter (including any amendments thereto to add lenders, arrangers, bookrunners, syndication agents or similar entities that have not executed such letter as of the date hereof, the “Debt Commitment Letter”), among the lenders party thereto (the “Lenders”) and Parent, (b) the related fee letter (the “Fee Letter,” and together with the Debt Commitment Letter, the “Debt Letters”) redacted in a customary manner solely with respect to all fees, syndication hold levels and all flex items, which redacted information does not adversely affect the amount, availability or conditionality of the funding of the Debt Financing, in each case, including all exhibits, schedules, annexes and amendments to such letters in effect as of the date hereof, pursuant to which and subject to the terms and conditions thereof, the Lenders have committed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letter and (c) the Equity Commitment Letter (together with the Debt Letters, the “Commitment Letters”), between the Guarantors and Parent, pursuant to which the Guarantors have committed to invest the amounts set forth therein in connection with the transactions contemplated herein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof and Parent and the Guarantors will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of such third-party beneficiary rights, in each case subject to the terms and conditions set forth in the Equity Commitment Letter. Except as permitted under Section 7.14(a), the Commitment Letters (i) have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and (ii) to the Knowledge of Parent, no such withdrawal, rescission, amendment, restatement, modification or waiver is contemplated (other than any such amendment, modification, or restatement to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who have not executed the Commitment Letters as of the date hereof). As of the date of this Agreement, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, subject in each case to bankruptcy laws and similar laws affecting creditors’ rights and general principles of equity. There are no conditions precedent or contingencies to the funding of the Financing pursuant to the Commitment Letters, other than as expressly set forth in the Commitment Letters. At the Closing and assuming the full funding of the Financing, Parent and Merger Sub will have sufficient funds to pay all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the aggregate Merger Consideration and all fees and expenses required to be paid in connection therewith. To the Knowledge of Parent, as of the date of this Agreement, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent under the Commitment Letters or otherwise result in any portion of the Financing to be unavailable. As of the date of this Agreement, there are no side letters or other agreements or Contracts that could affect the availability of the Debt Financing on the Closing Date other than as expressly set forth in the Commitment Letters. Parent has paid in full any and all commitment fees and other fees required to be paid on or prior to the date hereof under the terms of the Commitment Letters and will pay all other commitment fees and other fees as required to be paid as a condition to funding the Financing under the terms of the Commitment Letters on or prior to the Closing. As of the date of this Agreement, Parent (A) is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent in any of the Commitment Letters that constitutes a condition precedent to the funding of the Financing on the Closing Date inaccurate in any material respect and (B) assuming the accuracy of Company’s representations and warranties set forth in this Agreement and performance by Company of its obligations hereunder, has no reason to believe that, subject to the satisfaction of the conditions precedent set forth in Sections 8.1, 8.2 and 8.3, any of the conditions to the Financing contemplated by the Commitment Letters will not be satisfied on a timely basis or that the Financing contemplated by the Commitment Letters will not be made available on the Closing Date. Notwithstanding anything to the contrary contained herein, a breach of this representation and warranty shall not result in the failure of a condition precedent to the Company’s obligations under this Agreement, if (notwithstanding such breach) Parent and Merger Sub are willing and able to consummate the Merger on the Closing Date.

5.9 Guarantee. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantee. The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantors, enforceable against the Guarantors in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law)). No event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantors pursuant to the Guarantee.

5.10 No Other Arrangements. Except for the Voting Agreements, neither Parent, Merger Sub, the Guarantors nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements, agreements or understandings (binding or non-binding) with any Company Stockholder or its Affiliates, or any director, officer, employee or Affiliate of the Company (including, for purposes of this Section 5.10, any Significant Company Stockholder) or any of its Subsidiaries (a) relating to (i) this Agreement or the transactions contemplated by this Agreement or (ii) the Surviving Corporation or any of its Subsidiaries or its or their respective businesses or operations from and after the Effective Time (including with respect to any employment matters), or (b) pursuant to which (i) any Company Stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration payable pursuant to this Agreement in respect of such Company Stockholders’ shares of Company Common Stock, (ii) any Company Stockholder has agreed to approve this Agreement or to vote against any Superior Proposal or (iii) any Company Stockholder or its Affiliates, or any director, officer, employee or Affiliate of the Company or any of its Subsidiaries has agreed to provide, directly or indirectly, any equity investment to Parent or Merger Sub to finance any portion of the transactions contemplated by this Agreement.

5.11 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of Parent expressly set forth in this Article V are and shall constitute the sole and exclusive representations and warranties made with respect to Parent and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of Parent, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article V, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries, are hereby expressly disclaimed. Parent represents, warrants, covenants and agrees, on behalf of itself and its Affiliates, that in determining to enter into and consummate this Agreement and the transactions contemplated hereby, it is not relying upon, and has not been induced by, any representation or warranty made or purportedly made by or on behalf of any Person, other than those expressly made by the Company as set forth in Article IV, or by any estimate, projection forecast, plan, budget or other prediction, any data, any financial information or any memoranda or presentations, including any memoranda and materials provided by or on behalf of the Company, any of the Company’s Subsidiaries or any other Person. Such information is not and shall not be deemed to be a representation or warranty of the Company, except to the extent explicitly set forth in Article IV hereof as a representation and warranty by the Company.

ARTICLE VI.

ACTIONS PENDING THE MERGER

6.1 Conduct of Business by the Company.

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries consistent with the Company Operations Plan in all material respects and, except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in the Company Disclosure Schedule, (iv) as specifically contemplated by any Company Material Agreement in effect as of the date of this Agreement or (v) with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to (A) conduct its business and the business of its Subsidiaries in compliance with all applicable Laws and (B) use commercially reasonable efforts to preserve intact its business organizations, goodwill, assets and advantageous business relationships and maintain its rights, franchises and existing relations with customers, directors, suppliers, employees, officers, business associates, Governmental Authorities, lessors, creditors and any agents of the Company or any of its Subsidiaries in all material respects.

(b) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, except (i) as expressly contemplated or permitted by this Agreement (including for matters expressly contemplated or permitted by the Company Operations Plan), (ii) as required by applicable Law, (iii) as set forth in the Company Disclosure Schedule or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause each of its Subsidiaries not to:

(A) (1) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights (other than issuances of shares of Company Common Stock upon the exercise or settlement of outstanding Company Stock Awards) or (2) enter into any agreement with respect to the foregoing;

(B) (1) split, combine, subdivide or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests or (2) repurchase, redeem or otherwise acquire, directly or indirectly, or permit any of its Subsidiaries to repurchase, redeem or otherwise acquire, directly or indirectly, any capital stock, membership, partnership or other equity interests or Rights, except upon the forfeiture of Company Stock Awards in connection with the terms thereof or to satisfy the exercise price or any Tax withholding obligations of the holder of such Company Stock Awards;

(C) (1) transfer, sell, lease, dispose of or discontinue all or any portion of its assets, business or properties, (2) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity, (3) merge, consolidate or enter into any other business combination transaction with any Person or (4) convert from a corporation, limited partnership or limited liability company, as the case may be, to any other business entity;

(D) (1) make, declare, set aside or pay dividends or other distributions (whether in cash, stock, property or any combination thereof) in respect of Company Common Stock or the equity securities of any of the Company’s Subsidiaries, other than dividends and distributions paid by any wholly owned Subsidiary of the Company to the Company or its wholly owned Subsidiaries or (2) enter into any agreement with respect to the voting of its voting securities or Rights (other than the Voting Agreements);

(E) amend or adopt or propose any amendment to the Company Charter or Company Bylaws or any organizational document of the Company’s Subsidiaries as in effect on the date of this Agreement (whether by merger, consolidation, acquisition of stock or assets or otherwise);

(F) enter into (1) any Contract that would have been a Company Material Agreement had it been entered into prior to the Execution Date or (2) any Contract with respect to which, based on the Company Operations Plan, would reasonably be expected to make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $1,000,000 per year;

(G) modify, amend, terminate, waive, release or assign, or waive, release or assign any rights under, any Company Material Agreement;

(H) commence, waive, release, assign, settle or modify, amend, terminate, or compromise any claim, action or proceeding (excluding any proceeding relating to Taxes), including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, individually or in the aggregate, have an out of pocket cost to the Company in excess of $100,000; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any claim, action or proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves the admission of criminal wrongdoing by the Company or any of its Subsidiaries or (3) has the effect of restricting the conduct of the business of the Company and its Subsidiaries;

(I) implement or adopt any material change in the Company or its Subsidiaries’ GAAP accounting principles, practices or methods, other than as may be required by GAAP, or applicable Law, including SEC rules and regulations;

(J) fail to use reasonable best efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(K) (1) change any material Tax election of the Company or any of its Subsidiaries, (2) change the tax entity classification of the Company or any of its Subsidiaries, (3) change any material annual Tax accounting period or adopt or change any material Tax accounting method, (4) settle or compromise any material claim, audit or other proceeding relating to Taxes, (5) fail to duly and timely pay (or cause to be paid) any material Taxes owed by the Company and its Subsidiaries due before the Closing, or timely file (or cause to be timely filed) any material Tax Returns with respect thereto, (6) amend any material Tax Return or file any material Tax Return that is inconsistent in any material respect with the information provided by the Company to Parent relating to the tax basis of the assets of the Company and its Subsidiaries, (7) enter into any material Tax allocation, sharing or indemnity agreement or any closing agreement with respect to any material amount of Tax, (8) surrender any right to claim a material Tax refund or (9) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(L) other than (1) changes to or renewals of group healthcare benefits in the ordinary course of business or (2) as required on a non-discretionary basis by a Company Employee Benefit Plan existing on the date hereof, (a) adopt, enter into, renew, terminate or amend any Employee Benefit Plan or any plan, program, policy, agreement, or arrangement that would be an Employee Benefit Plan, (b) increase the amount (or accelerate the vesting or timing of payment of) base salary, wages, bonus, or other benefits and compensation under any Employee Benefit Plan or otherwise payable to or to become payable to any Employee, except in the case of non-officer Employees whose annual base salary is less than $100,000, increases in base salary in the ordinary course of business consistent with past practice (but in any event not to exceed 2% in the aggregate); (c) hire, promote or change the employment status or title of any Employee, officer, director or other consultant who shall be entitled to receive annual salary in excess of $100,000; (d) enter into any employment, retention, change of control, transaction or severance agreement with any Employee (or otherwise grant or pay any equity or equity-based compensation or any short- or long-term incentive bonus, severance, retention or change in control, transaction or similar payments to any Employee, consultant or other individual service provider); or (e) enter into, adopt, amend or terminate any collective bargaining agreement, or other agreement or union contract with any labor organization or union;

(M) other than in the ordinary course of business consistent with past practice (1) enter into any material lease (whether operating or capital (or finance)) or incur or assume any purchase money debt obligation, (2) create any Lien except for Permitted Encumbrances permitted by clause (l) of the definition thereof or any other Lien related to preceding clause (1), on its property or the property of its Subsidiaries in connection with any pre-existing Indebtedness, new Indebtedness or lease or (3) make or commit to make any material expenditure or payment other than such expenditures or payments as are contemplated in the Company’s operational plan described on Schedule 6.1(b)(M) of the Company Disclosure Schedule (the “Company Operations Plan”);

(N) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (i) Indebtedness described in clause (1) of subsection (M) above, (ii) Indebtedness arising under clause (g) of the definition thereof with respect to any pre-existing Indebtedness, (iii) borrowings or other extensions of credit under Existing Credit Facilities as such Existing Credit Facilities are in effect on the date of this Agreement or (iv) any interest paid-in-kind under the terms of the Term Loan as in effect on the date of this Agreement; provided, however, that in the event the Company or its Subsidiaries incurs Indebtedness under its Existing Credit Facilities, they shall exhaust the availability under the Credit Facility before incurring any additional Indebtedness under the Term Loan;

(O) enter into any Contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (other than the Company or one of its Subsidiaries) or an Affiliate of a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (other than the Company or one of its Subsidiaries), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC;

(P) authorize, recommend, consummate, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation of the Company or any of its Subsidiaries or subject the Company or any of its Subsidiaries to any bankruptcy, receivership, insolvency or similar proceedings;

(Q) enter into any new line of business outside of its existing business;

(R) fail to pay, or delay payment of, accounts payable and other obligations in the ordinary course of business consistent with past practice;

(S) fail to (1) keep current and in full force and effect or (2) to apply for or renew, any material Company Permit;

(T) enter into any material hedging arrangements or derivative instruments other than for the purpose of ordinary course risk management directly related to the business of the Company and any of its Subsidiaries or as specifically contemplated by Section 7.16 hereof; and

(U) agree or commit to do anything prohibited by clauses (A) through (T) of this Section 6.1(b).

6.2 Conduct of Business by Parent. From the date hereof until the earlier of the Effective Time and the termination of this Agreement and except (a) as expressly contemplated or permitted by this Agreement or (b) as may be required by applicable Law, Parent will not, and will cause each of its Subsidiaries not to, enter into any contract, agreement or arrangement or take any action that would reasonably be likely to have a Parent Material Adverse Effect. Parent will take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement.

6.3 Alternative Proposals; Change in Recommendation.

(a) The Company will, and will cause its Subsidiaries and its and their respective directors, officers, and employees, and will use reasonable best efforts to cause their respective other Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person (other than Parent and Merger Sub) conducted heretofore or that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, and request the return or destruction of all confidential information previously provided to such Persons by or on behalf of the Company or its Subsidiaries. The Company agrees that it shall promptly inform its Representatives of the obligations undertaken in this Section 6.3. Except as permitted by this Section 6.3, the Company will not, and will cause its Subsidiaries and its and their respective directors, officers and employees, and will use reasonable best efforts to cause their respective other Representatives not to, and shall not publicly announce any intention to, directly or indirectly, (i) initiate, solicit, knowingly encourage, knowingly induce or knowingly facilitate (including by way of furnishing information) any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would be reasonably be expected to lead to, an Alternative Proposal; (ii) participate or engage in or otherwise knowingly facilitate any discussions or negotiations regarding, or furnish to any Person any information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person, in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would be reasonably be expected to lead to, an Alternative Proposal; (iii) approve, endorse or recommend (or propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would be reasonably be expected to lead to, an Alternative Proposal; (iv) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal or requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement; or (v) resolve or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained in this Agreement, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received a bona fide written Alternative Proposal that is made after the date of this Agreement and that did not result from or arise in connection with a breach of this Section 6.3; and (ii) the Company Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that such Alternative Proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal, then the Company may, subject to clauses (x), (y) and (z) below, (A) furnish information, including confidential information, with respect to the Company and its Subsidiaries to the Person making such Alternative Proposal and (B) participate in discussions or negotiations regarding such Alternative Proposal; provided that (x) the Company provides to Parent the notice required by Section 6.3(c) with respect to such Alternative Proposal, (y) the Company will not, and will cause its Subsidiaries and its and their respective directors, officers and employees, and will use reasonable best efforts to cause their respective other Representatives not to disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person with confidentiality provisions that are not materially less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent a copy of which shall be promptly provided to Parent, which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to consummate the Merger or the other transactions contemplated hereby or to comply with its disclosure obligations to Parent pursuant to this Agreement, and (z) prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company and its Subsidiaries that was not previously provided or made available to Parent, the Company will provide such non-public information to Parent.

(c) In addition to the obligations of the Company set forth in this Section 6.3, the Company will promptly (and in no event later than twenty-four (24) hours after receipt) notify Parent in writing of any Alternative Proposal or any offer, proposal or request for discussions or negotiations regarding an Alternative Proposal (and any changes thereto) or non-public information relating to the Company or any of its Subsidiaries that could reasonably be expected to lead to or in connection with an Alternative Proposal, including the identity of the Person making the Alternative Proposal or offer, proposal, inquiry or request and (i) if it is in writing, a copy of any such Alternative Proposal or inquiry, request, offer or proposal and any related draft agreements or (ii) if not made in writing, the material terms and conditions of any such Alternative Proposal. The Company will keep Parent reasonably informed on a prompt basis of material developments with respect to any such Alternative Proposal, including material changes to the status and materials terms of any such proposal or offer (including any material amendments thereto or any material change to the scope or material terms or conditions thereof).

(d) Except as otherwise provided in this Section 6.3, neither the Company Board nor any committee thereof will directly or indirectly: (i) (A) withhold, withdraw, modify, qualify or fail to make, or, except in accordance with the procedures set forth in Section 6.3(e) or Section 6.3(f), authorize or resolve to or propose or announce its intention to withhold, withdraw, modify or qualify, in any manner adverse to Parent, the Company Board Recommendation, (B) publicly approve or recommend, or publicly propose to approve or recommend any Alternative Proposal or (C) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent so requests in writing, which request is transmitted within five (5) Business Days after any public disclosure of an Alternative Proposal (provided that the Company shall have no obligation to make such reaffirmation on more than one occasion other than following a material modification of such Alternative Proposal); (ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, any

Alternative Proposal; (iii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Alternative Proposal; or (iv) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange relating to the securities of the Company shall have been commenced, a statement disclosing that the Company Board recommends rejection of such tender offer or exchange offer and affirms the Company Board Recommendation (any action described in this Section 6.3(d) being referred to as a “Change in Recommendation”). For the avoidance of doubt, a public statement that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed a Change in Recommendation.

(e) Notwithstanding the foregoing, at any time after the date of this Agreement and prior to obtaining Company Stockholder Approval, if the Company receives a bona fide written Alternative Proposal from any Person that did not result from or arise in connection with a breach of this Section 6.3, the Company Board may, subject to compliance with this Section 6.3(e), after (x) determining in good faith, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal constitutes a Superior Proposal and (y) determining in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (i) make a Change in Recommendation or (ii) terminate this Agreement under Section 9.1(h) in order to enter into a definitive agreement relating to such Superior Proposal; provided, however, that the Company Board may not take any such action pursuant to the foregoing clauses (i) or (ii) unless:

(i) the Company has provided prior written notice (which notice must state that the Company Board has made the determinations contemplated by the foregoing clauses (x) and (y) of this Section 6.3(e)) to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms and conditions of such Superior Proposal and identifying the Person or group making such Superior Proposal) and has contemporaneously delivered to Parent a copy of the proposed definitive agreement providing for the Alternative Proposal for such Superior Proposal in the form to be entered into (and any other relevant proposed transaction agreements) at least three (3) Business Days in advance of its intention to take such action, unless at the time such notice is otherwise required to be given there are less than three (3) Business Days prior to the Company Meeting, in which case the Company will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Superior Proposal Notice Period”) (it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 6.3(e) and a new Superior Proposal Notice Period, except that such new Superior Proposal Notice Period in connection with any such amendment shall be for two (2) Business Days from the time Parent receives such notice (as opposed to three (3) Business Days));

(ii) during the Superior Proposal Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; and

(iii) at the end of the Superior Proposal Notice Period, the Company Board concludes in good faith, taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent in writing, that (A) after consultation with its financial advisors and outside legal counsel, such Alternative Proposal continues to constitute a Superior Proposal if the amended terms proposed by Parent were to be given effect and (B) after consultation with its outside legal counsel, the failure of the Company Board to effect a Change in Recommendation or to terminate this Agreement with respect to such Superior Proposal in accordance with Section 9.1(h) in order to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

For the avoidance of doubt, notwithstanding any Change in Recommendation pursuant to this Section 6.3, the Company shall not be entitled to enter into any definitive acquisition agreement with respect to a Superior Proposal unless and until (i) this Agreement is terminated and (ii) the Company Termination Fee has been paid by the Company to Parent pursuant to Section 9.4.

(f) Notwithstanding anything in this Agreement to the contrary, the Company Board is permitted, at any time prior to obtaining the Company Stockholder Approval to make a Change in Recommendation in connection with an Intervening Event but only if prior to taking such action, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board may not make such a Change in Recommendation unless:

(i) the Company has provided prior written notice (which notice must specify in reasonable detail the reasons for such Change in Recommendation) at least three (3) Business Days in advance of its intention to make such Change in Recommendation, unless at the time such notice is otherwise required to be given there are less than three (3) Business Days prior to the Company Meeting, in which case the Company will provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Intervening Event Notice Period”);

(ii) during the Intervening Event Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board to determine that the failure of the Company Board to make a Change in Recommendation would not reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iii) at the end of the Intervening Event Notice Period, the Company Board concludes in good faith, after consultation with its outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent in writing, that the failure of the Company Board to make a Change in Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(g) Nothing contained in this Agreement will prevent the Company or the Company Board from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) or from making any legally required disclosure to Company Stockholders, provided, however, that if any such position does not comply with the provisions of this Section 6.3 or otherwise has the substantive effect of withdrawing or adversely modifying or qualifying the Company Board Recommendation, such action shall be deemed to effect a Change in Recommendation for purposes of this Agreement. Any “stop-look-and-listen” communication by the Company or the Company Board to the Company Stockholders that contains only the information set forth in Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Company Stockholders) will not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board Recommendation.

(h) For purposes of this Agreement:

(i) “Alternative Proposal” means any proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, and did not result from or arise in connection with a breach of Section 6.3, relating to or would reasonably be expected to lead to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of the Company and its Subsidiaries equal to 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the consolidated revenues, net income, assets or earnings of the Company and its Subsidiaries, taken as a whole, are attributable;(B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) of the Exchange Act) of 20% or more of the outstanding shares of Company Common Stock or other equity securities of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, including pursuant to a stock purchase, merger, consolidation or other transaction involving the Company or any of its Subsidiaries, taken as a whole;(C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 20% or more of the outstanding shares of Company Common Stock or other equity securities of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, including pursuant to a stock purchase, merger, consolidation or other transaction involving the Company or any of its Subsidiaries, taken as a whole; or(D)merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or at least 20% of the outstanding shares of Company Common Stock or other equity securities of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, including pursuant to a stock purchase, merger, consolidation or other transaction involving the Company or any of its Subsidiaries, taken as a whole; in each case, other than the transactions contemplated hereby.

(ii) “Superior Proposal” means a written offer, obtained after the date of this Agreement that did not result from or arise in connection with a material breach of this Section 6.3, to acquire, directly or indirectly, more than 50% of the outstanding shares of Company Common Stock or more than 50% of the consolidated assets of the Company and its Subsidiaries, made by a third party, which is on terms and conditions which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) to be more favorable from a financial point of view to the Company Stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement, taking into account at the time of determination all financial, legal and regulatory terms and conditions of the alternative proposal and this Agreement, including any changes to the terms of this Agreement that as of that time had been committed to by Parent in writing in response to such Superior Proposal, including any conditions to and expected timing of consummation, any risks of non-consummation, of such proposal and, to the extent third-party financing is required and the Company Board determines in good faith that such financing is reasonably likely to be obtained.

ARTICLE VII.

COVENANTS

The Company hereby covenants to and agrees with Parent, and Parent and Merger Sub hereby covenant to and agree with the Company, on their behalf and on behalf of the Surviving Corporation, that:

7.1 Proxy Statement; Company Meeting.

(a) As soon as practicable following the date of this Agreement, the Company and Parent will prepare and the Company will file with the SEC the Proxy Statement. The Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Proxy Statement and furnish all information concerning itself that is required in connection with the preparation of the Proxy Statement. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as promptly as practicable following the clearance of the Proxy Statement by the SEC. No filing of, or amendment or supplement to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the Other Party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders. The Company will notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and the Company will supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated hereby.

(b) The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date for, and as soon as reasonably practicable following the clearance of the Proxy Statement by the SEC, duly call, give notice of, convene and hold, the Company Meeting. Subject to Section 6.3, the Company will, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement in accordance with the DGCL (the “Company Board Recommendation”). The Proxy Statement shall (subject to Section 6.3) include the Company Board Recommendation. Notwithstanding anything in this Agreement to the contrary, the Company may postpone or adjourn the Company Meeting (i) to solicit additional proxies for the purpose of obtaining Company Stockholder Approval, (ii) if there are not holders of a sufficient number of shares of Company Common Stock present or represented by proxy at the Company Meeting to constitute a quorum at the Company Meeting, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Meeting and (iv) if the Company has delivered any notice contemplated by Section 6.3 and the time period contemplated by Section 6.3 has not expired.

7.2 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement (including Section 7.2(d)), Parent and Merger Sub, on the one hand, and the Company, on the other hand, will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than March 17, 2020 (the “Outside Date”), and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws); (ii) obtain promptly (and in any event no later than the Outside Date) all Governmental Approvals and expirations or terminations of any applicable waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement; and (iv) obtain all necessary consents, approvals or waivers from third parties.

(b) In furtherance and not in limitation of the foregoing, each Party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 7.2 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date). Parent will pay any HSR Act filing fee.

(c) Each of the Parties hereto will use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Merger and the other transactions contemplated by this Agreement, including any proceeding initiated by a private Person; (ii) promptly inform the Other Party of (and supply to the Other Party) any communication received by such Party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Merger and the other transactions contemplated by this Agreement; (iii) permit the Other Party to review in advance and incorporate the Other Party’s reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby; and (iv) consult with the Other Party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the Other Party the opportunity to attend and participate in such meetings and teleconferences. Subject to Section 7.3(b), the Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.2 in a manner so as to preserve the applicable privilege.

(d) Parent agrees to take, or cause to be taken (including by its Subsidiaries), any all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Antitrust Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as practicable, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Parent or the Company (or any of their respective Subsidiaries), or the Surviving Corporation or any equity interest in any joint venture held by Parent (or any of its Subsidiaries) or the Surviving Corporation, (ii) creating, terminating or divesting relationships, ventures, contractual rights or obligations of Parent or the Company (or and of their respective Subsidiaries) or the Surviving Corporation and (iii) otherwise taking or committing to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or Company (including any of their respective Subsidiaries) or the Surviving Corporation or any equity interest in any joint venture held by Parent (or any of its Subsidiaries) or the Surviving Corporation, in each case as may be required in order to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the transactions contemplated by this Agreement under any Antitrust Law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Merger or delay the Closing. To assist Parent in complying with its obligations set forth in this Section 7.2, the Company will enter into one or more agreements requested by Parent to be entered into prior to the Effective Time with respect to any transaction to divest, hold separate or otherwise take any action that limits the Surviving Corporation’s freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, product lines or properties of the Surviving Corporation or any equity interest in any joint venture held by the Surviving Corporation (each a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action will be conditioned upon the Closing.

(e) In furtherance and not in limitation of the covenants of the Parties contained in this Section 7.2, if any administrative or judicial Proceeding, including any Proceeding by a private Person, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

7.3 Access to Information; Confidentiality.

(a) Upon reasonable notice, throughout the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article IX hereof and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of its and its Subsidiaries’ properties (including for purposes of environmental assessment, which may include subsurface or other invasive testing or sampling only upon the Company’s express prior written approval, such approval not be unreasonably withheld, delayed or conditioned), commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each Party shall furnish promptly to the Other Party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ businesses, properties and personnel as the Other Party may reasonably request (including information necessary to prepare the Proxy Statement). Except for disclosures permitted by the terms of the Confidentiality Agreement, each Party and its Representatives shall hold information received from the Other Party pursuant to this Section 7.3 in confidence in accordance with the terms of the Confidentiality Agreement.

(b) This Section 7.3 shall not require either Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (i) any violation of any Contract to which such Party or its Subsidiaries is a party or Law applicable to such Party or its Subsidiaries or (ii) the potential waiver of any privilege (including attorney-client privilege) that such Party or any of its Subsidiaries would be entitled to assert with respect to such information and such potential waiver could in such Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation. Nor shall any party be required to permit access to any information reasonably pertinent to any litigation in which the Other Party or any of its Subsidiaries, are adverse to each other. Notwithstanding the foregoing in the case of clauses (i) and (ii) above, the Parties hereto shall reasonably cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (A) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such Contract or applicable Law or reasonably be likely to cause a potential waiver of privilege with respect to such information or (B) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which non-employee Representatives of the Other Party shall be provided access to such information. In addition, the Party being requested to disclose the information shall (1) notify the Other Party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such Contract or applicable Law or are reasonably likely to cause a potential waiver of privilege, (2) communicate to the Other Party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with this Section 7.3(b) and (3) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any Contract, use reasonable commercial efforts to seek consent from the applicable third party to any such Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

7.4 Public Statements. The initial press release with respect to the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company will not, and each will cause its respective Representatives not to, issue any public announcements (including a press release) or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written approval of the Other Party. Notwithstanding the foregoing, a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s equity securities are traded; provided that such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding the same. Nothing in this Section 7.4, however, shall be deemed to restrict in any manner (i) the Company’s ability to communicate with its employees or (ii) any customary communications or distributions of marketing materials in connection with obtaining, marketing and syndicating the Debt Financing, nor shall the Company be required by this Section 7.4 to consult with Parent or any other Person with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and matters related thereto or a Change in Recommendation, other than as required pursuant to Section 6.3.

7.5 Confidentiality. The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect and all information provided to any Party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement; provided, however, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company or Parent of their respective obligations under this Agreement and, in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control; provided, further, that Parent and Merger Sub shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements set forth in the Debt Commitment Letter; provided further, that beginning on the date of this Agreement, “Representatives” as defined under the Confidentiality Agreement shall also include potential equity financing sources of Parent or the Sponsor.

7.6 Takeover Laws. Neither the Company nor Parent will take any action that would cause the transactions contemplated by this Agreement or the Voting Agreements to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement and the Voting Agreements from the Takeover Laws of any state that purport to apply to this Agreement, the Voting Agreements or the transactions contemplated hereby.

7.7 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company and their respective Subsidiaries will cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Authorities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits, consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Company has the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authorities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties agrees to act reasonably and promptly. Each Party agrees that it will consult with the Other Parties with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Company agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any filing, notice or application made by or on behalf of such Other Party or any of such Other Party’s Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby.

(c) This Section 7.7 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Proxy Statement.

7.8 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent or fiduciary may have under any applicable insurance policy, any employment or indemnification agreement (including the Director Indemnification Agreements) or under the Company Charter or Company Bylaws, resolution of the Company Board or Company Stockholders, this Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s Subsidiaries, from and after the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation, jointly and severally, will: (i) indemnify and hold harmless each Person who is now, or has been or becomes at any time prior to the Effective Time, (A) an officer or director of the Company or any of its Subsidiaries or (B) serving at the request of or on behalf of the Company or any of its Subsidiaries as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Company), together with such Person’s heirs, executors, trustees, fiduciaries and administrators (collectively, the “Indemnified Parties”), to the fullest extent authorized or permitted by applicable Law from and against any losses, claims, damages, liabilities, costs, Indemnification Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arising out of or in connection with any Claim or Action provided that, notwithstanding the foregoing, except as provided in clause (ii) of this Section 7.8(a) with respect to a Claim or Action to enforce rights with respect to indemnification or advancement, the Surviving Corporation and Parent shall not be obligated to indemnify an Indemnified Party in connection with a Claim or Action (or part thereof) initiated by such Indemnified Party; and (ii) promptly pay on behalf of or, within fifteen (15) days after any request for advancement, advance to each of the Indemnified Parties any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim or Action in advance of the final disposition of such Claim or Action, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security; provided, however, that, if required by applicable Law, it shall be a condition to the payment or advancement of any Indemnification Expenses that Parent or the Surviving Corporation receive an undertaking by the Indemnified Party to repay such Indemnification Expenses paid or advanced if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law or pursuant to this Agreement. The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 7.8(a) extend to acts or omissions occurring at or before the Effective Time and any Claim or Action relating thereto (including with respect to any acts or omissions occurring in connection with the adoption or approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim or Action relating thereto), and all rights to indemnification and advancement of expenses conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date hereof (with respect to acts or omissions occurring prior to such cessation) and inure to the benefit of such Indemnified Party’s heirs, executors and personal and legal representatives. Notwithstanding anything to the contrary in this Agreement, Parent and the

Surviving Corporation shall not be required to provide rights to indemnification or payment or advancement of Indemnification Expenses to any Indemnified Person that are more expansive than those provided to such Indemnified Person under the Company Charter, Company Bylaws, and Director Indemnification Agreements, as applicable, in each case as in effect on the date of this Agreement. As used in this Section 7.8: (x) the term “Claim” means any threatened, asserted, pending or completed action or proceeding, whether instituted by any Party, any Governmental Authority or any other person that any Indemnified Party in good faith believes might lead to the institution of any action or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism (“Action”) arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director or officer of the Company or of any of its Subsidiaries or as a trustee of (or in a similar capacity with) any compensation and benefit plan of any thereof; (y) the term “Indemnification Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as reasonable telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is sought pursuant to this Section 7.8(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party; and (z) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to, (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL; and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors or officers. Any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened Claim or Action in respect of which indemnification has been or would reasonably be expected to be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or Action without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto, such consent not to be unreasonably withheld. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable for any settlement effected without either Parent’s or the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and Parent and the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate. In such instance, the conflicted Indemnified Parties shall have a right to retain one separate counsel, at the expense of Parent. In the event of any such Action, each applicable Indemnified Party, Parent and the Surviving Corporation shall reasonably cooperate in the defense thereof. In the event that any Indemnified Party receives recovery from any insurance policy for matters for which such Indemnified Party has been indemnified pursuant to this Section 7.8(a), such Indemnified Party shall promptly (and in any event, within no later than two (2) Business Days) reimburse Parent or Surviving Corporation as applicable for such Indemnification Expenses.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnitees as provided in the Company Charter and Company Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement or other organizational documents of any of the Company’s Subsidiaries) and indemnification agreements (including the Director Indemnification Agreements) of the Company or any of its Subsidiaries will be assumed by the Surviving Corporation and Parent in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) For a period of six (6) years from the Effective Time, except to the extent required by applicable Law, the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of the Company’s Subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Company Charter, Company Bylaws and Director Indemnification Agreements, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Claim or Action involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further, that all rights to indemnification in respect of any Action pending or asserted or any Claim made within such period continue until the disposition of such Action or resolution of such Claim including any appeals therefrom.

(d) For a period of six (6) years from the Effective Time, Parent or the Surviving Corporation will maintain in effect the directors’ and officers’ liability insurance policies covering the Indemnified Parties (“D&O Insurance”) at the Effective Time (but Parent or the Surviving Corporation may, in its sole discretion, substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time; provided, for avoidance of doubt, that Parent and the Surviving Corporation shall be deemed to have fulfilled this obligation by maintaining the “tail” policy for such D&O Insurance as specified in Section 7.8(e). Neither Parent nor the Surviving Corporation will be required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date hereof and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 7.8(d) would cost in excess of that amount.

(e) It is acknowledged and agreed that, as of the date of this Agreement and in conjunction with the extension of the policy period for the D&O Insurance, the Company has agreed to prepay the premium for a six (6) year “tail” prepaid policy on the D&O Insurance, which “tail” policy shall incept at the Effective Time. The Company and the Parent shall cooperate and use commercially reasonable efforts to ensure that the D&O Insurance continues to be extended through the Effective Time and that such “tail” policy incepts as of the Effective Time. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of the Surviving Corporation (and Parent) under Section 7.8(d) for so long as such “tail” policy shall be maintained in full force and effect. The Company and the Parent shall cooperate and use commercially reasonable efforts to allow the Company to purchase such other six (6) year “tail” prepaid policies that will incept at the Effective Time for other insurance policies as appropriate, including the Company’s current fiduciary liability insurance policies. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policies in full force and effect and continue to honor their respective obligations thereunder.

(f) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 7.8 contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

(g) Parent will cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 7.8.

(h) As soon as practicable following the date of this Agreement, the Company shall cause Parent and Merger Sub to be added as additional insureds on the following insurance policies maintained by or on behalf of the Company or its Subsidiaries: general liability, business automobile, umbrella liability and cost of control and extra expense.

(i) The Company shall cooperate with Parent and use commercially reasonable efforts to cause the Surviving Corporation to be named as the successor-in–interest to the Company’s rights under the “tail” policy for the Company’s D&O Insurance.

(j) The Company shall cooperate with Parent and use its commercially reasonable efforts to renew or extend and maintain under similar coverage terms and conditions any insurance policy currently in place with the Company that is scheduled to expire prior to the Closing.

(k) This Section 7.8 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and the Indemnitees and their respective heirs and personal representatives, and will be binding on the Surviving Corporation and its successors and assigns.

7.9 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent in each case it obtains Knowledge thereof, of (a) (i) any notice or other communication received by such Party or its Subsidiaries from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent is reasonably likely to be material to the Company, Parent or the Surviving Corporation, (ii) any event or circumstance constituting or relating to any breach or default by any party to any documentation governing Indebtedness of the Company and its Subsidiaries, or (iii) of the receipt by Company or its Subsidiaries of any written notice from any creditor with respect to any actual breach, default, termination or repudiation by any party to an arrangement governing Indebtedness; (b) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the Merger; (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII; and (d) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VIII. In the case of clauses (c) and (d), however, the failure to comply with this Section 7.9 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VIII, or give rise to any right to terminate this Agreement under Article IX, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

7.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company will take all such steps as may be required (to the extent permitted under applicable Law) or appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to the Surviving Corporation, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.11 [Reserved].

7.12 Transaction Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation against the Company or its directors relating to the Merger and the other transactions contemplated by this Agreement, Parent shall bear its own fees and expenses related thereto and no such settlement shall be agreed to without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to participate in the defense or settlement of any security holder litigation against Parent or its directors relating to the Merger and the other transactions contemplated by this Agreement, Company shall bear its own fees and expenses related thereto and no such settlement shall be agreed to without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Each of Parent and the Company shall cooperate, shall cause its respective Subsidiaries to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.

7.13 Equity Financing.

(a) Parent shall, and shall cause its Affiliates to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including, but not limited to, using reasonable best efforts to (i) maintain in effect the Equity Commitment Letter, (ii) satisfy on a timely basis all conditions that are applicable to Parent and its Subsidiaries in the Equity Commitment Letter and comply with all of their respective obligations thereunder and not take or fail to take, directly or indirectly, any action that would be reasonably expected to prevent or impede or delay the availability or funding of the Equity Financing to Parent at the Closing and (iii) diligently and in good faith enforce its rights under the Equity Commitment Letter.

(b) In the event that all conditions to the Equity Financing have been satisfied, Parent shall use its reasonable best efforts to cause the Guarantors to fund the Equity Financing at the Closing (including by taking enforcement action, which shall include but is not limited to specific performance, to cause the Guarantors to fund the Equity Financing).

(c) Parent shall not have the right to amend, replace, supplement or otherwise modify, or consent to or waive any provision or any of its rights under, the Equity Commitment Letter if such amendment, replacement, supplement, modification, consent or waiver would (i) reduce the aggregate amount of the Equity Financing from that contemplated in the Equity Commitment Letter, (ii) impose new or additional conditions or other terms or otherwise expand upon the conditions precedent to the Equity Financing as set forth in the Equity Commitment Letter to an amount that would not enable Parent to meet its obligations under this Agreement, to consummate the transactions contemplated hereby and to pay all fees and expenses reasonably expected to be incurred in connection herewith and with the Equity Financing, (iii) prevent or impede or delay the consummation of the transactions contemplated by this Agreement or make the timely funding of the Equity Financing or satisfaction of the conditions to obtaining the Equity Financing less likely to occur or (iv) adversely impact the ability of Parent to enforce its rights against the Guarantors when required pursuant to this Agreement. Parent shall promptly deliver to the Company a true and complete copy of any such amendment or modification.

(d) Parent shall give the Company prompt oral and written notice (but in any event not later than twenty-four (24) hours after the occurrence or discovery thereof) (i) of any breach, default, termination or repudiation by any party to the Equity Commitment Letter of which Parent becomes aware, (ii) of the receipt by Parent of any notice or other communication from any Person (written or oral) with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter, of any provisions thereof or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letter that could reasonably be expected to result in an actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter, or any provision thereof, or (iii) of the occurrence of any event or development that Parent expects to have a material and adverse impact on the ability of Parent to obtain on a timely basis all or any portion of the Equity Financing contemplated by the Equity Commitment Letter on the terms, in the manner or from the sources contemplated by the Equity Commitment Letter.

(e) Parent acknowledges and agrees that receipt of the Equity Financing is not a condition to its obligation to consummate the Merger.

7.14 Debt Financing.

(a) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Debt Financing on terms and conditions not less favorable (taken as a whole) to Parent than those described in the Debt Commitment Letter (including any “market flex” provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements (such definitive agreements being referred to as the “Debt Financing Agreements”) with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) in all material respects, or, if available, on other terms at the election of Parent that would not adversely affect the ability of Parent or Merger Sub to consummate the transactions contemplated herein, (ii) satisfy on a timely basis or obtain the waiver of all conditions applicable to Parent and Merger Sub in the Debt Commitment Letter, (iii) maintain in full force and effect the Debt Commitment Letter in accordance with the terms thereof (including paying, as the same shall become due and payable, all fees and other amounts that become due and payable under the Debt Commitment Letter to the extent constituting a condition precedent to the funding of the Financing under the Debt Commitment Letter), (iv) in the event that all conditions in the Debt Commitment Letter (other than conditions that by their nature will not be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, cause the Persons providing the Debt Financing (the “Debt Financing Sources” and, together with the Guarantor, the “Financing Sources”) to fund the Debt Financing in an amount no less than, in the aggregate with the Equity Financing, the Merger Consideration and (v) take such actions as are reasonably necessary to enforce its rights under the Debt Commitment Letter in the event of a breach by the Debt Financing Sources that could reasonably be expected to (A) delay or make less likely the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing), (B) adversely impact the ability of Parent to enforce its rights against the Debt Financing Sources or (C) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated by this Agreement. Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter; provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter that amends the Debt Financing shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (1) reduce the length of the commitment period set forth in the Debt Commitment Letter, (2) reduce the aggregate amount of the Financing such that Parent would not or does not have sufficient cash or cash proceeds to make all of its required payments under this Agreement, including under Article III, and all associated fees and expenses required to be paid by it on the Closing Date, (3) impose new or additional conditions to the consummation of the Debt Financing or (4) otherwise expand, amend, modify or waive any provision of the Debt Commitment Letter in a manner that in any such case of (1) through (3) above, or with respect to any of the existing conditions precedent to the consummation of the Debt Financing as set forth in the Debt Commitment Letter, in each case, could reasonably be expected to (x) delay or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing), (y) adversely impact the ability of Parent to enforce its rights against the Debt Financing Sources or (z) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated by this Agreement. Upon any such replacement, amendment, supplement or other modification of, or waiver under, the Debt Commitment Letter in accordance with this Section 7.14, the term “Debt Commitment Letter” (and consequently the terms “Debt Financing,” and “Financing” shall mean the Debt Financing contemplated by such Debt Commitment Letter as so replaced, amended, supplemented, modified or waived), shall mean such Debt Commitment Letter as so replaced, amended, supplemented, modified or waived.

(b) If all or any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter (including any “market flex” provisions that are contained in the Fee Letter), Parent shall use its reasonable best efforts to arrange and obtain alternative Debt Financing or such portion of the Debt Financing, on terms (including structure, covenants and pricing) not materially less favorable (taken as a whole) to Parent (as reasonably determined by Parent) or as otherwise acceptable to Parent and with lenders or holders, as applicable, reasonably satisfactory to Parent, from the same or alternative sources, which may include one or more of a senior secured debt financing or other financing, or any combination thereof, in an amount such that the aggregate funds that would be available to Parent at the Closing, including cash on hand, will be sufficient to satisfy Parent’s obligations under this Agreement, including under Article III, and to consummate the transactions contemplated hereby and to pay all fees and expenses required to be paid in connection herewith and with the Financing (the “Substitute Financing”); provided that any such Substitute Financing shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (i) reduce the aggregate amount of the Debt Financing, (ii) impose new or additional conditions to the consummation of the Debt Financing or otherwise expand upon the conditions precedent to the Debt Financing or (iii) otherwise expand, amend, modify or waive any provision of the Commitment Letters in a manner that in any such case of (i) through (iii) above, could reasonably be expected to (A) delay or make less likely the funding of the Debt Financing on the Closing Date, (B) adversely impact the ability of Parent to enforce its rights against the Debt Financing Sources or (C) adversely affect the ability of Parent to timely consummate the Merger and the other transactions contemplated hereby. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Substitute Financing (and consequently the term “Financing” shall include the Equity Financing and the Substitute Financing), and the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include the commitment letter with respect to such Substitute Financing.

(c) Upon the request by the Company, until the Effective Time, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail the status of Parent’s material efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, until the Effective Time, Parent shall notify the Company promptly, and in any event within two (2) Business Days after it becomes aware thereof, (i) of any termination of the Debt Commitment Letter or the entry into any material and definitive agreements related to the Debt Financing that would reasonably be expected to adversely affect the availability or amount of the Debt Financing, (ii) of any material breach or default by any party to any Debt Commitment

Letter or definitive agreements related to the Debt Financing of which Parent becomes aware and that would reasonably be expected to adversely affect the availability or amount of the Debt Financing, (iii) of the receipt by Parent of any written notice or other written communication (other than negotiations of the definitive agreements with respect to the Debt Financing) from any Debt Financing Source with respect to any material breach, default, termination or repudiation by any party to any Debt Commitment Letter or any definitive agreement related to the Debt Financing that would reasonably be expected to adversely affect the availability or amount of the Debt Financing or (iv) if for any reason Parent has concluded in good faith that it will not be able to obtain all or any portion of the Debt Financing; provided that, notwithstanding anything in this Agreement to the contrary, in no event will Parent be under any obligation to disclose any information that is subject to any applicable legal privileges (including the attorney-client privilege). Parent promptly will provide the Company with copies of all definitive Debt Financing Agreements, except that the numerical fees, pricing and other commercially sensitive numbers and provisions specified in any such Debt Financing Agreements (including any provisions relating to “flex” terms or similar concepts) that would not adversely affect the aggregate amount, availability or conditionality of the Debt Financing may have been redacted.

(d) Notwithstanding anything to the contrary in this Agreement, Parent acknowledges and agrees that receipt of the Debt Financing is not a condition to its obligation to consummate the Merger.

7.15 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 9.1), subject to the limitations set forth in this Section 7.15, and unless otherwise agreed by Parent, the Company will use its reasonable best efforts to cooperate, and use its reasonable best efforts to cause its Subsidiaries (and each of their respective officers, directors, employees, accountants, consultants, legal counsel, affiliates and agents) to cooperate, with Parent as reasonably requested by Parent or the Debt Financing Sources in connection with the arrangement of the Financing at Parent’s sole cost and expense. Such cooperation will include and be limited to using reasonable best efforts to:

(i) make officers of appropriate seniority reasonably available, with appropriate advance notice and at times and locations reasonably acceptable to the Company, for participation in bank meetings, additional bank calls during normal business hours at times to be mutually agreed, due diligence sessions, reasonable assistance in the preparation of confidential information memoranda and similar customary documents as may be reasonably requested by Parent or any Financing Source, in each case, with respect to information relating to the Company and its Subsidiaries in connection with customary marketing efforts of Parent for all or any portion of the Financing;

(ii) furnish Parent and the Financing Sources with copies of such historical financial data with respect to the Company and its Subsidiaries which is prepared by the Company in the ordinary course of business and other financial data or other pertinent information as may be required to be delivered to satisfy a condition precedent under the Debt Commitment Letter, and is customarily required for the arrangement and syndication of debt financings similar to the Financing or is required pursuant to the Commitment Letters, but in any case, limited to:

(A) monthly production and accounting lease operating statements of the Company and its Subsidiaries for (1) the 14 months ended June 30, 2019 and (2) on or before the date that is 75 calendar days after the end of each month thereafter, for each such month ending thereafter, (B) audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Company for the three most recently completed fiscal years ended at least 75 days prior to the Closing Date, (C) subject to the receipt of customary non-reliance letters and reports prepared by third parties, reserve reports (and related data) and access to land records and databases and (D) unaudited consolidated balance sheet and related unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries, on a consolidated basis, as of and for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) at least 60 days prior to the Closing Date (in each case, together with the corresponding comparative period from the prior fiscal year);

(iii) assist with the preparation of appropriate and customary materials relating to the Company and its Subsidiaries for rating agency presentations and meetings, offering documents, marketing materials, bank information memoranda, lender presentations, investor presentations and similar documents, in each case, reasonably requested in connection with the Financing, and, in each case, with respect to information relating to the Company and its Subsidiaries;

(iv) provide information reasonably requested by Parent or the Debt Financing Sources regarding the Company and its Subsidiaries at least four (4) Business Days prior to the Closing Date under applicable “know your customer,” anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, requested in writing at least nine (9) Business Days prior to the Closing Date;

(v) provide reasonable and customary authorization letters, confirmations and undertakings to the Debt Financing Sources authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders (including with respect to presence or absence of material non-public information and accuracy of the information contained therein) and subject to customary confidentiality provisions;

(vi) assist with the preparation of any credit agreement, pledge and security documents, perfection certificates, mortgages, deeds of trust, hedging agreements, or other definitive financing documents or other documents related to the Debt Financing (including schedules, exhibits, solvency certificates in the form required by the Debt Commitment Letter, insurance certificates, certificates relating to legal opinions, evidence of corporate authority and other customary officer’s and secretary’s certificates) as may be reasonably requested by Parent; provided, that no obligation of the Company or any Subsidiary under any such document or agreement shall be effective until the Closing;

(vii) facilitate the pledging of collateral owned by the Company and its Subsidiaries as reasonably requested by Parent; provided, that no pledge shall be effective until the Closing; and

(viii) (A) allow the usual and customary use of the logos of the Company and its Subsidiaries in connection with any debt financing (provided such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company and its Subsidiaries’ reputation or goodwill) and (B) in connection with the Closing, allow the placement of customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as the Debt Financing Sources may choose, and circulate similar promotional materials in the form of a “tombstone” or otherwise describing aspects of the transactions contemplated hereby and the Debt Financing.

provided, that Parent shall promptly upon receipt of a reasonably detailed invoice therefor, reimburse the Company for any reasonable and documented out of pocket expenses and costs incurred in connection with the obligations of the Company and its Subsidiaries under this Section 7.15; provided, further, except as expressly set forth herein, that nothing in this Agreement shall require the Company or its Subsidiaries to cause the delivery of (A) legal opinions or reliance letters, (B) any financial information in a form not customarily prepared by the Company with respect to such period or (C) any financial information with respect to a fiscal period that has not yet ended or has ended less than sixty (60) days prior to the date of such request (or, in the case of annual financial statements, seventy-five (75) days prior to such request).

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 7.15):

(i) nothing in this Agreement (including this Section 7.15) shall require any such cooperation to the extent that it would: (A) require the Company or any of its Subsidiaries to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing that will not be reimbursed by Parent; (B) materially interfere with the ongoing business or operations of the Company or any of its Subsidiaries; (C) require the Company or any of its Subsidiaries to enter into any agreement or other document effective prior to the Closing (other than authorization letters, confirmations and undertakings described in Section 7.15(a)(iv) or Section 7.15(a)(v)) or agree to any change or modification of any existing agreement that would be effective prior to the Closing (other than customary authorization letters); (D) require, prior to the Effective Time, the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Financing; (E) require any action that would conflict with or violate the organizational documents of the Company or any of its Subsidiaries or any Laws, orders or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract (including any Contract) to which the Company or any of its Subsidiaries is a party; (F) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (G) provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; or (H) prepare separate financial statements for any Subsidiary of the Company or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice; and

(ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing (other than with respect to customary authorization letters) shall be effective until the Closing.

(c) Parent shall indemnify and hold harmless the Company and its Subsidiaries (other than with respect to any of the following that result from information furnished by the Company or its Subsidiaries) against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel and third-party accountants) or settlement payment incurred as a result of such cooperation or the Financing (or, if applicable, Substitute Financing) and any information used in connection therewith; provided however, that the foregoing shall not apply to any item arising from the willful misconduct or gross negligence of the Company or any of its Subsidiaries or their respective Affiliates or Representatives. All non-public or other confidential information provided by the Company and its Affiliates and Representatives pursuant to this Section 7.15 shall be kept confidential in accordance with Section 7.3.

(d) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the reasonable best efforts of Parent require or be deemed or construed to require Parent to pay any fees in excess of those contemplated by the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise).

(e) Notwithstanding anything to the contrary contained in this Agreement or any obligations of the Company or its Subsidiaries to deliver information to Parent or the Debt Financing Sources pursuant to this Section 7.15, Parent shall be responsible for delivery of all information to the Debt Financing Sources in connection with the Debt Financing.

7.16 Hedges.

(a) Upon the execution of this Agreement, the Company and its Subsidiaries shall authorize the initiation of swap agreements covering at least the time periods and amounts of oil, gas, gas basis and natural gas liquids, in each case, as set forth on Schedule 7.16 of the Company Disclosure Schedule, with any counterparty with whom it has an ISDA Master Agreement in effect and in accordance with the terms and conditions thereof (any such transaction initiated in accordance with this Section 7.16(a), a “Specified Hedging Agreement”); provided that (i) the Specified Hedging Agreements are executed solely with counterparties listed on Schedule 7.16 of the Company Disclosure Schedule as a transaction under such counterparties’ existing ISDA Master Agreement with the Company or its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries shall be required to pay to any counterparty any fee to authorize the initiation of any Specified Hedging Agreement (unless Parent promptly reimburses the Company or its applicable Subsidiary for such fee) and (iii) among other rights and obligations, the Specified Hedging Agreement provides a right of the Company or its applicable Subsidiary to terminate the transactions thereunder without requiring the consent of the counterparty if Closing does not occur.

(b) If the Company or its applicable Subsidiary has authorized the initiation of any Specified Hedging Agreement in accordance with this Section 7.16 and the proposed counterparty thereto fails to authorize the initiation of such Specified Hedging Agreement, the Company shall not be in breach of this Section 7.16 for such counterparty’s failure to authorize the initiation of such Specified Hedging Agreement; provided that (i) such counterparty’s failure to authorize the initiation of such Specified Hedging Agreement is not as a result of the Company’s (or any Subsidiary of the Company, as applicable) negligence, gross negligence, fraud or material omission; and (ii) the Company shall (or shall cause its applicable Affiliate to), (A) promptly notify Parent in writing of the failure to initiate such Specified Hedging Arrangement and (B) unless otherwise directed by Parent within twelve (12) hours of such notification, use reasonable best efforts to initiate, as promptly as practicable, an alternative Specified Hedging Agreement covering the same time period and amount as such failed Specified Hedging Arrangement, either with such proposed counterparty or with another counterparty with whom it has an ISDA Master Agreement listed on Schedule 7.16 of the Company Disclosure Schedule.

(c) Prior to the earlier of (i) the Closing and (ii) the unwinding of such Specified Hedging Agreement after the occurrence of the Unwinding Scenario, the Company or applicable Subsidiary shall (A) comply with each Specified Hedging Agreement and (B) not execute or deliver any amendment for, or waiver of any right under, any Specified Hedging Agreement, transfer any right or obligation under any Specified Hedging Agreement or terminate any Specified Hedging Agreement other than amendments (including related amendments under the trade confirmations) necessary in order to give effect to this Section 7.16.

(d) The Company shall cooperate in good faith to novate, on or prior to the Closing Date, at the request of Parent, any transactions outstanding under any ISDA Master Agreement in effect as of the date of this Agreement or entered into hereafter to one or more counterparties acceptable to Parent.

(e) Notwithstanding anything to the contrary in this Agreement, the Specified Hedging Agreements and the transactions contemplated thereby and the actions to be taken by the Parties in accordance with this Section 7.16 are an exception to, and will under no circumstance constitute a breach of, any of (i) the representations and warranties made by either Party in this Agreement or in any certificate to be delivered at Closing and (ii) the covenants contained in Section 6.1.

7.17 Transfer Taxes. To the extent that any sales, purchase, transfer, stamp, documentary stamp, registration, use or similar Taxes (including any real estate transfer Tax with respect to interests in real property owned directly or indirectly by the Company or any of its Subsidiaries immediately prior to the Effective Time), if applicable, are payable by reason of the transactions contemplated by this Agreement, such Taxes shall be borne and timely paid (or caused to be paid) by Parent.

ARTICLE VIII.

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1 Mutual Closing Conditions. The respective obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction (or waiver in writing by both the Company and Parent) at or prior to the Effective Time of each of the following:

(a) This Agreement and the Merger have been approved by the affirmative vote of the holders, as of the record date for the Company Meeting, of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”).

(b) All applicable waiting periods under the HSR Act have expired or been terminated.

(c) No Law, order, judgment or injunction (whether preliminary or permanent) issued, enacted, promulgated, issued, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement is in effect.

8.2 Additional Company Conditions to Closing. The obligation of the Company to consummate the Merger is further conditioned upon the satisfaction (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of each of the following:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement (other than the representations and warranties contained in Section 5.2) shall be true and correct at and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), without giving effect to any limitation or qualification as to the “materiality” (including the word “material”) or “Parent Material Adverse Effect” set forth therein, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in Section 5.2 shall be true and correct in all material respects at and as of the Closing Date as if made as of such time.

(b) Each and all of the agreements and covenants of Parent and Merger Sub to be performed and complied with pursuant to this Agreement on or prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) The Company shall have received a certificate signed by the Chief Executive Officer of Parent, dated as of the Closing Date, to the effect set forth in Section 8.2(a) and Section 8.2(b).

8.3 Additional Parent Conditions to Closing. The obligation of Parent to consummate the Merger is further conditioned upon the satisfaction (or waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of each of the following:

(a) (i) The representations and warranties of the Company set forth in Article IV of this Agreement (other than the representations and warranties contained in Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.3, Section 4.4, Section 4.6, Section 4.10(a) and Section 4.19(a)) shall be true and correct at and as of the Closing Date, as if made as of such time, without giving effect to any limitation or qualification as to the “materiality” (including the word “material”) or “Company Material Adverse Effect” set forth therein, except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the representations and warranties contained in the second sentence of Section 4.1 and Section 4.19(a) shall be true and correct in all material respects at and as of the Closing Date as if made at such time, (iii) the representations and warranties contained in Section 4.2(a) and Section 4.2(b) shall be true and correct (other than de minimis inaccuracies) and (iv) the representations and warranties contained in the first sentence of Section 4.1, Section 4.3, Section 4.4, Section 4.6 and Section 4.10(a) shall be true and correct in all respects; provided, however, that representations and warranties that are made as of a particular date or period need to be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b) Each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Parent shall have received, or concurrently with the Closing shall receive, (i) evidence that all Indebtedness for borrowed money (including pursuant to the Existing Credit Facilities and all related loan documentation, but excluding the Debt Financing) of the Company and each of its Subsidiaries shall have been paid in full, all commitments to lend terminated and all Liens encumbering any of their assets released with duly executed recordable releases and terminations with respect to any and all such liens or security interests, together with customary payoff letters or similar documentation and (ii) recordable releases and terminations of any security interests or Liens in respect of hedging obligations and cash management obligations, in each case of (i) and (ii) above, in form and substance reasonably acceptable to Parent and the Debt Financing Sources.

(d) Parent shall have received a certificate signed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the effect set forth in Section 8.3(a) and Section 8.3(b).

(e) The Test Indebtedness of the Company and its Subsidiaries immediately prior to the Effective Time shall be less than or equal to $760,000,000.

(f) The Second Amendment to the Term Loan remains in full force and effect and has not been amended, rescinded, modified or superseded in any respect, and no Repayment Premium (as defined therein) shall be due on account of any Additional Loan (as defined therein).

(g) Since the date of this Agreement, there has not been any change, event, development, circumstance, condition, occurrence or effect or combination of the foregoing that has resulted in, or could reasonably be expected to result in, a Company Material Adverse Effect.

ARTICLE IX.

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Effective Time (whether before or, except as otherwise provided below, after the Company Stockholder Approval has been obtained) as follows:

(a) by the mutual written consent of the Company and Parent;

(b) by the Company or Parent if there is in effect a final nonappealable order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation the Merger or the other transactions contemplated hereby, or if there shall be adopted any Law that permanently makes consummation of the Merger or the other transactions contemplated hereby illegal or otherwise prohibited; provided, that the right to terminate this Agreement under this Section 9.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order was primarily due to the failure of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) any representation or warranty of the Company becomes untrue, and, with respect to either (i) or (ii) above, the conditions set forth in Sections 8.3(a) or (b) would not be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or has not become true) by the earlier of (x) the Outside Date or (y) thirty (30) days following receipt by the Company of notice of such breach, failure or untruth from Parent; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to Parent if Parent or Merger Sub is in material breach of any covenant set forth in this Agreement;

(d) by the Company if (i) Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) any representation or warranty of Parent or Merger Sub becomes untrue, and, with respect to either (i) or (ii) above, the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or has not become true) by the earlier of (x) the Outside Date or (y) thirty (30) days following receipt by Parent of notice of such breach, failure or untruth from the Company provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(d) shall not be available to the Company if it is in material breach of any covenant set forth in this Agreement;

(e) by the Company or Parent if the Closing does not occur on or before the Outside Date; provided, that such failure of the Closing to occur is not due to the failure of such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by such Party prior to Closing; provided, further, that if the Marketing Period shall have begun but not been completed by the Outside Date, then either Parent or the Company may elect to extend the Outside Date to five (5) Business Days following the expiration of the Marketing Period;

(f) by the Company or Parent if the Company Meeting has concluded and the Company Stockholder Approval has not been obtained;

(g) by Parent prior to obtaining the Company Stockholder Approval, if a Change in Recommendation has occurred;

(h) by the Company to enter into a definitive agreement relating to a Superior Proposal in accordance with Section 6.3, provided that the Company has complied with Section 9.4(c);

(i) by Parent, prior to obtaining the Company Stockholder Approval, in the event that any of the directors or executive officers of the Company shall have breached (including authorizing other persons to take actions that would constitute a breach if undertaken by directors or executive officers of the Company) in any material respect its obligations set forth in Section 6.3; or

(j) by the Company if (i) the Marketing Period has ended and all conditions set forth in Section 8.1 and Section 8.3 (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be, satisfied at the Closing) have been satisfied, waived or waivable by the Company at the time when the Closing would have occurred in accordance with Section 2.2, (ii) the Company has irrevocably confirmed in writing to Parent (and the Company shall not have delivered written notice purporting to revoke such notice) that (A) all conditions in Section 8.1 and Section 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but each of which is capable of being, and is reasonably expected to be, satisfied at the Closing) or that the Company is willing to waive such condition and (B) the Company stands ready, willing and able to consummate the Closing and (iii) Parent fails to consummate the Closing by 5:00 p.m. ET on the second (2nd) Business Day following the receipt of such written notice from the Company (or on the Outside Date, if earlier) and the Company has continuously remained, ready willing and able to consummate the Closing throughout such period.

9.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 9.1, written notice thereof will forthwith be given to the Other Party, and this Agreement will terminate without further action by Parent or the Company.

9.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 9.1, then each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Company. In the event of any such termination, the agreements and obligations of the Parties set forth in this Section 9.3, Section 9.4 and Article X hereof will survive and remain fully enforceable. In addition, except as set forth in Section 9.4, nothing in this Section 9.3 relieves any of Parent or the Company of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement. In the event of fraud or a Willful Breach, the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of, or material failure to perform, this Agreement (provided that the knowledge of any officer, director, employee or Representative of such Party who would reasonably be expected to know, or after reasonable due inquiry would learn that the taking of such act or failure to take such action would be a breach of any covenant or agreement, or a material failure to perform, will be imputed to such Person).

9.4 Fees and Expenses.

(a) In the event that (i) an Alternative Proposal is publicly proposed or publicly disclosed prior to, and not publicly withdrawn without qualification at least five (5) Business Days prior to the date of the Company Meeting (or, if the Company Meeting has not occurred, prior to the termination of this Agreement pursuant to Section 9.1(c)), (ii) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(c) or Section 9.1(f) and (iii) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within twelve (12) months after the date this Agreement is terminated, then the Company will pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 9.4(a), the term “Alternative Proposal” has the meaning assigned to such term in Section 6.3(h)(i), except that the references to “20% or more” are deemed to be references to “more than 50%.”

(b) In the event this Agreement is terminated by Parent pursuant to Section 9.1(g) or Section 9.1(i), then the Company will pay to Parent, within two (2) Business Days after the date of termination, the Company Termination Fee.

(c) In the event this Agreement is terminated by the Company pursuant to Section 9.1(h), then the Company will pay to Parent, simultaneously with such termination, the Company Termination Fee.

The parties acknowledge and hereby agree that the Company Termination Fee shall not constitute a penalty but will be liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(d) In the event this Agreement is terminated (i) by the Company pursuant to Section 9.1(d) or Section 9.1(j) or (ii) by either the Company or Parent pursuant to Section 9.1(e) and, as of the date of such termination, the Company was entitled to terminate this Agreement pursuant to Section 9.1(d) or Section 9.1(j), then in either case Parent shall pay or cause to be paid to the Company (i) the Parent Termination Fee in immediately available funds within two (2) Business Days after the date of such termination and (ii) subject to Section 9.4(e), the Unwind Reimbursement. The parties acknowledge and hereby agree that the Parent Termination Fee and Unwind Reimbursement shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(e) Hedge Unwind Reimbursement.

(i) In the event this Agreement is terminated (A) by the Company pursuant to Section 9.1(d) or Section 9.1(j) or (B) by either the Company or Parent pursuant to Section 9.1(e) and, as of the date of such termination, the Company was entitled to terminate this Agreement pursuant to Section 9.1(d) or Section 9.1(j) (the “Unwinding Scenario”), the Company or its applicable Subsidiary may (but shall not be required to) unwind and liquidate all or any portion of the Specified Hedging Agreements and the transactions contemplated thereby in accordance with the terms of the applicable Specified Hedging Agreements. In the event the Unwinding Scenario occurs, the Company shall deliver written notice to Parent identifying the applicable Specified Hedging Agreements it (or its applicable Subsidiary) is electing to terminate either (1) concurrently with the Company’s termination notice (in the event the Company is the terminating party) or (2) within one (1) Business Day following receipt of Parent’s termination notice (in the event Parent is the terminating party). Only those Specified Hedging Agreements that the Company (or its applicable Subsidiary) elects to unwind and liquidate in such notice (the “Elected Unwind Hedges”) shall be subject to the provisions of Section 9.4(e)(ii), and all other Specified Hedging Agreements, including any Elected Unwind Hedges that are not unwound or terminated pursuant to Section 9.4(e)(ii) (the “Elected Retained Hedges”) shall instead be subject to Section 9.4(e)(iii).

(ii) In the event that the Unwinding Scenario occurs and any Elected Unwind Hedge is designated pursuant to Section 9.4(e)(i), the Company shall promptly (and in any event by the end of the fourth (4th) Business Day following the delivery of the notice set forth in Section 9.4(e)(i)) notify Parent of the aggregate net amount of early termination payments, calculated in accordance with Section 6(e) of the applicable ISDA Master Agreement, relating to the Elected Unwind Hedges due and paid by the Company under the Specified Hedging Agreements (the “Claimed Amount”), together with supporting documentation and evidence (including, but not limited to, calculation statements and payment requests from the counterparties) (the “Claim Notice”) so that Parent may verify the amounts due and owing under the Elected Unwind Hedges. Parent and the Company shall cooperate, in good faith, in resolving any disagreements concerning the size of the Claimed Amount. Following receipt of such Claim Notice, the Company shall as promptly as practicable (and in any event within eight (8) Business Days) unwind and/or terminate each of the Elected Unwind Hedges. Parent shall, upon request by the Company, pay any such termination payments due and owing by the Company (or its Subsidiary, as applicable) with respect to the Elected Unwind Hedges (such termination payments, “Elected Unwind Termination Amount”) solely to the extent that the aggregate Elected Unwind Termination Amount across all terminated transactions in accordance herewith exceeds the Parent Termination Fee due and previously paid to the Company pursuant to Section 9.1(d), provided that such amount shall not exceed the Unwind Cap (the amount payable by Parent pursuant to this Section 9.4(e)(ii), which shall not exceed the Unwind Cap, the “Unwind Reimbursement”). The Company shall provide to Parent any updated calculation statements and payment requests from the counterparties in respect of any such termination payment for Elected Unwind Hedges.

(iii) If this Agreement is terminated prior to Closing, the Company shall retain, pay, be responsible for, defend, indemnify, hold harmless and forever release Parent and its Affiliates from and against any and all liabilities or obligations with respect to any Elected Retained Hedge; provided, that, (A) in the event Closing occurs, Parent shall be entitled to and responsible for, as applicable, all revenues, gains, proceeds and liabilities related to the Specified Hedging Agreements and the transactions contemplated thereby, it being understood that all such revenues, gains and proceeds shall be the property of Parent; and (B) in the event that this Agreement is terminated in compliance with and pursuant to this Article IX, except as otherwise provided in Section 9.4(e)(ii), (1) the Company shall be entitled to and responsible for, as applicable, all revenues, gains, proceeds and liabilities related to the Specified Hedging Agreements and the transactions contemplated thereby, it being understood that all such revenues, gains and proceeds shall be the property of the Company and (2) the Company shall not be entitled to any remedy, and no Parent Related Party shall be liable to the Company for any losses or expenses incurred by the Company, in each case with respect to, any hedging transaction set forth in a Specified Hedging Agreement following such termination.

(f) Any payment of the Company Termination Fee, the Unwind Reimbursement or the Parent Termination Fee (or applicable portion thereof) will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(g) Each Party will pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided that Parent will pay the filing fees payable in connection with the filings required to be made under the HSR Act and the expenses incurred in connection with the filing, printing and mailing of any filing (other than the HSR Act filings) related to the consummation of the transactions contemplated hereby.

(h) Notwithstanding anything to the contrary in this Agreement, upon payment of the Parent Termination Fee and/or the Unwind Reimbursement from Parent (if payable pursuant to Section 9.4(d) or Section 9.4(e)) or from Sponsor or the Guarantors under the Guarantee in accordance with and subject to the terms of the Guarantee: (a) such Parent Termination Fee and/or Unwind Reimbursement shall be deemed liquidated damages and constitute the sole and exclusive remedy of the Company, its Subsidiaries, the Company Stockholders, each of their respective Affiliates and the respective Representatives of each of the foregoing (collectively, the “Company Related Parties”) against Parent, Merger Sub, the Debt Financing Sources, Sponsor and each of the forgoing Person’s former, current or future Affiliates, portfolio companies, investment vehicles, controlling persons, officers, directors, employees, equityholders, partners, members, managers, agents, representatives, successors and assigns (collectively, the “Parent Related Parties”) for, and the Company Related Parties shall be deemed to have waived all other remedies with respect to, any losses suffered as a result of the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Commitment Letters or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise) and (b) none of the Parent Related Parties shall have any further Liability relating to or arising out of this Agreement or the transactions contemplated herein. No Company Related Party shall be entitled to bring, and the Seller shall cause all other Company Related Parties not to bring, and shall in no event support, facilitate or encourage, the bringing of any Proceeding (under any legal theory, whether sounding in law or in equity (in each case whether for breach of contract, in tort or otherwise)) against a Parent Related Party with respect to, arising out of, or in connection with, the failure of the Closing to occur or for a breach or failure to perform hereunder, under the Commitment Letters or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise), other than a Proceeding to seek to obtain the Parent Termination Fee and/or Unwind Reimbursement or injunction, specific performance or other equitable relief solely to the extent provided in Section 10.11, and the Company shall cause any such Proceeding pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination. Notwithstanding anything to the contrary in this Agreement (including this Section 9.4(h)), if the Parent Termination Fee and/or the Unwind Reimbursement is/are paid to the Company, under no circumstances will any Company Related Party, or the Company Related Parties in the aggregate, be entitled to monetary damages or monetary remedies for any claims, damages or other losses suffered as a result of the failure of the transactions contemplated by this Agreement or in the Commitment Letters to be consummated or for a breach or failure to perform hereunder or thereunder or for any representation made or alleged to have been made in connection herewith or therewith, in excess of the amount of the Parent Termination Fee and, under circumstances where it is required to be paid pursuant to Section 9.4(e), the Unwind Reimbursement. Notwithstanding the foregoing, nothing in this Section 9.4(h) shall be in any way limit or modify the rights of Parent and its Affiliates under the Debt Commitment Letter or the obligations of the Debt Financing Sources under the Debt Commitment Letter.

(i) Without limiting the foregoing, if the Company fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), and in each case the Closing has not occurred, in no event shall Parent seek or permit to be sought any monetary damages from the Company in connection with this Agreement or any of the transactions contemplated hereby, other than (without duplication) from the Company to the extent provided in Section 9.4(a), Section 9.4(b) and Section 9.4(c) (provided, that in such case, the aggregate amount payable under this Agreement or in connection with the transactions contemplated hereby shall not exceed an amount equal to the portion of the Company Termination Fee that has not already been paid, if any).

(j) Without limiting the foregoing, if Parent fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), and in each case the Closing has not occurred, in no event shall the Company seek or permit to be sought any monetary damages from any Parent Related Party in connection with this Agreement or any of the transactions contemplated hereby, other than (without duplication) (i) from Parent to the extent provided in Section 9.4(d) and Section 9.4(e) and (ii) to the extent that the Parent Termination Fee and/or the Unwind Reimbursement has/have not been paid in full by Parent in accordance with Section 9.4(d) and/or Section 9.4(e), from Sponsor or the Guarantors in accordance with the Guarantee (provided, that in such case, the aggregate amount payable under this Agreement or in connection with the transactions contemplated hereby shall not exceed an amount equal to the portion of the Parent Termination Fee and/or the Unwind Reimbursement that has not already been paid, if any).

(k) Each of the Parties hereto acknowledges that the provisions of this Section 9.4 are an integral part of the transactions contemplated hereby and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 9.4, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the Other Party commences a suit that results in a final and non-appealable judgment for such Party for such amount, the defaulting Party shall pay the Other Party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit.

(l) The Parties acknowledge and agree that in no event will Parent or the Guarantors be required to pay the Parent Termination Fee or the Unwind Reimbursement on more than one occasion. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion.

(m) As used herein, (i) “Company Termination Fee” means a cash amount equal to $25,000,000 and (ii) “Parent Termination Fee” means a cash amount equal to $35,000,000.

ARTICLE X.

MISCELLANEOUS

10.1 Amendment or Supplement; Waiver.

(a) At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of the Company Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Company Stockholders without such approval.

(b) At any time prior to the Effective Time, the Parties may (i) extend the time for the performance of any of the obligations or other acts of the Other Party hereto, (ii) waive any inaccuracies in the representations and warranties of the Other Party contained herein or in any document, certificate or writing delivered pursuant hereto by the Other Party or (iii) subject to the proviso in Section 10.1(a) waive compliance with any of the agreements or conditions of the Other Party hereto contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at Law or in equity.

(c) Notwithstanding anything to the contrary contained in this Agreement, Section 10.1, Section 10.6, Section 10.10(b), Section 10.11 and Section 10.13 (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) may not be amended, supplemented, waived or terminated in a manner that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter.

10.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed, original counterpart hereof.

10.3 Governing Law. This Agreement is governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware; provided that, with respect to any enforcement of Section 10.10, the Laws specified therein or Section 10.13 shall govern and control.

10.4 Notices. All notices and other communications hereunder will be in writing and deemed given if (a) delivered personally to the party to be notified; (b) received when sent by e-mail or by facsimile transmission by the party to be notified, provided that notice given by e-mail or by facsimile shall not be effective unless either (i) a duplicate copy of such e-mail or facsimile notice is promptly given by one of the methods described in this Section 10.4 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by e-mail or facsimile or any other method described in this Section 10.4; or (c) delivered by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, with confirmation of delivery, in each case, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a)	If to Parent or Merger Sub, to:

c/o Citizen Energy Operating, LLC

320 S. Boston Ave, Suite 900

Tulsa, Oklahoma 74103

Attention: Tim Helms

E-mail: Tim@ce2ok.com

With copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Ryan J. Maierson

E-mail: ryan.maierson@lw.com

Facsimile: (713) 546-5401

(b)	If to the Company, to:

Roan Resources, Inc.

14701 Hertz Quail Springs Pkwy

Oklahoma City, Oklahoma 73134

Attention: David Edwards

Email: david.edwards@roanresources.com

With copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill

       Alan Beck

E-mail: sgill@velaw.com; abeck@velaw.com

Facsimile: (713) 615-5956

Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Party; provided that each of Parent and Merger Sub may collaterally assign their respective rights under this Agreement, in whole or in part, to any Debt Financing Source; provided, further, that no such assignment will relieve Parent or Merger Sub of its obligations hereunder. Any purported assignment not permitted under this Section 10.5 shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

10.6 Entire Understanding; No Third-Party Beneficiaries. This Agreement, together with the documents and instruments referred to herein, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and supersedes all prior agreements and understandings on such matters (except for the Confidentiality Agreement and the Guarantee) other than as set forth in this Agreement. The provisions of this Agreement are binding upon, inure to the benefit of the Parties hereto and, subject to Section 10.5, their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors and assigns, except (a) as provided in Section 7.8 (which will be to the benefit of the Persons referred to in such Section), (b) as provided in Section 7.15(c) (which will be to the benefit of the Persons referred to in such Section), (c) as provided in Section 7.17 (which will be to the benefit of the former owners of the Company), (d) notwithstanding anything herein to the contrary, the Debt Financing Sources shall be express third party beneficiaries of Section 10.1, this Section 10.6, Section 10.10(b), Section 10.11, and Section 10.13 (and any other provisions of this Agreement reflecting the agreements in the foregoing Sections), and each of such Sections shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections, (e) Section 10.10 (which is intended to benefit the Persons described therein), (f) Section 9.4(e), Section 9.4(h), Section 9.4(j), Section 9.4(k), Section 9.4(m) and Section 10.11 (which are intended to benefit the Parent Related Parties), (g) Section 9.4(j) (which is intended to benefit the Company Related Parties) and (h) for, following the Effective Time, the rights of holders of shares of Company Common Stock to receive the Merger Consideration.

10.7 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

10.8 Jurisdiction.

(a) Except as specified in Section 10.10 or Section 10.13, the Parties hereto submit to the personal jurisdiction of, and hereby irrevocably and unconditionally agree that any and all claims arising under or with respect to this Agreement shall be exclusively heard and determined in, the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware). The parties hereto agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

(b) Except as specified in Section 10.10 or Section 10.13, each of the Parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in the chosen courts and the defense of an inconvenient forum to the maintenance of such claim in any such court.

10.9 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.10 No Recourse.

(a) Except as specified in Section 10.10(b), this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or other Representative of any Party hereto has any liability for any obligations or liabilities of the Parties to this Agreement or for any claim based on, in respect of or by reason of the transactions contemplated by this Agreement.

(b) Notwithstanding anything herein to the contrary, Company agrees that Company and Company Stockholders shall not have any claim against any Debt Financing Source (or any of its respective former, current or future general or limited partners, stockholders, managers, members, agents, Representatives, Affiliates, successors or assigns (collectively, “Debt Finance Related Parties”)) nor shall any Debt Financing Source or any Debt Finance Related Parties have any liability whatsoever to the Company or Company Stockholders, in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby, whether at law, in equity, in contract, in tort or otherwise, in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Source or Debt Finance Related Party. Notwithstanding anything to the contrary in this Agreement, (i) no amendment or modification to this Section 10.10(b) (or amendment or modification with respect to any related definitions as they affect this Section 10.10(b)) shall be effective without the prior written consent of each Debt Financing Source and Debt Finance Related Party and (ii) each Debt Financing Source and Debt Finance Related Party shall be an express third party beneficiary of, and shall have the right to enforce, this Section 10.10(b). Each of the Parties hereto agrees that Section 10.13 shall apply in relation to this Section 10.10 with respect to Debt Financing Sources. This Section 10.10(b) is intended to benefit and may be enforced by the Debt Financing Sources and the Debt Finance Related Parties.

10.11 Specific Performance.

(a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 10.11(a) in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11(a), and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b) Notwithstanding Section 10.11(a) or anything else to the contrary in this Agreement, the Company shall be entitled to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger including causing Parent and Merger Sub to enforce the terms of the Equity Commitment Letter (or any similar equity financing commitment) and the Equity Financing contemplated therein by a decree of specific performance if, and only if, (i) all of the conditions set forth in Section 8.1 and Section 8.3 (other than (x) those conditions that by their nature are to be satisfied at the Closing (or are capable of being, and are reasonably expected to be, satisfied at the Closing) or (to the extent permissible under applicable Law) waived in accordance with this Agreement or (y) those conditions that have not been satisfied as a result of any material breach of this Agreement by Parent or Merger Sub) have been satisfied at the time when the Closing would have occurred in accordance with Section 2.2, (ii) the Company has irrevocably confirmed in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement, (iii) the full amount of the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Marketing Period has ended and Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Parent Termination Fee, provided that the Company may commence Actions for both in the alternative. For the avoidance of doubt, the parties hereto further agree that (1) by seeking the remedies provided for in this Section 10.11, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.11 are not available or otherwise are not granted, and (2) nothing set forth in this Section 10.11 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.11 prior or as a condition to exercising any termination right under Article IX (and pursuing the Parent Termination Fee after such termination to the extent permitted in accordance with this Agreement), nor shall the commencement of any legal proceeding pursuant to this Section 10.11 or anything set forth in this Section 10.11 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX.

10.12 Survival. None of the representations, warranties, agreements and covenants in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that the terms of Article I and this Article X, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the consummation of the Merger. If this Agreement is terminated prior to the Closing, the agreements of the Parties in Sections 7.5, 9.2, 9.3 and 9.4, and this Article X will survive such termination. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

10.13 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties: (a) agrees that all actions (whether in law or in equity and whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder against the Debt Financing Sources shall be subject to the exclusive jurisdiction of any federal court in the Borough of Manhattan, New York, New York and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, and such action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)) shall be governed by the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws, (b) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any action (whether in law or in equity and whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder against any Debt Financing Source in any forum other than any federal court in the Borough of Manhattan, New York, New York, (c) irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action in any such court, (d) irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury in any action brought against the Debt Financing Sources directly or indirectly arising out of, under or in connection with this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.13 and the provisions of Section 10.1(c), Section 10.10(b), Section 10.11 and Section 10.13 (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) and (f) under no circumstances shall any Party to this Agreement be entitled to recovery from any Debt Financing Source any consequential, indirect, punitive, exemplary or special damages arising out of or relating to the transactions contemplated by this Agreement or the Debt Financing.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

CITIZEN ENERGY OPERATING, LLC

By:	/s/ Robbie Woodard

Name:	Robbie Woodard

Title:	Manager

CITIZEN ENERGY PRESSBURG INC.

By:	/s/ James R. Woods

Name:	James R. Woods

Title:	Manager

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

ROAN RESOURCES, INC.

By:	/s/ Joseph A. Mills

Name:	Joseph A. Mills

Title:	Executive Chairman

Signature Page to Agreement and Plan of Merger

Exhibit A

Third Amended and Restated Certificate of Incorporation of the Company

[See Attached]

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ROAN RESOURCES, INC.

FIRST

The name of the corporation (the “Corporation”) is Roan Resources, Inc.

SECOND

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange St., City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the “DGCL”).

FOURTH

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 100 shares, all of which are Common Stock with a par value of $0.01.

FIFTH

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, alter, amend or repeal the bylaws of the Corporation.

SIXTH

Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

SEVENTH

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it now exists. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the preceding sentence, a director of the Corporation shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of a director. Any amendment, repeal or modification of this Article SEVENTH shall be prospective only and shall not affect any limitation on liability of a director for acts or omissions occurring prior to the date of such amendment, repeal or modification.

EIGHTH

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent, or in any other capacity while serving as a director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.

The Corporation shall, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a “final adjudication”) that the Covered Person is not entitled to be indemnified under this Article EIGHTH or otherwise.

The rights to indemnification and advancement of expenses under this Article EIGHTH shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Article EIGHTH, except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Board.

If a claim for indemnification under this Article EIGHTH (following the final disposition of such proceeding) is not paid in full within 60 days after the Corporation has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses under this Article EIGHTH is not paid in full within 30 days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Covered Person shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person shall be entitled to be paid the expense of prosecuting such claim, or a claim brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, to the fullest extent permitted by applicable law. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (1) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (2) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Covered Person has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that the Covered Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit. In any suit brought by the Covered Person to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Covered Person is not entitled to be indemnified, or to such advancement of expenses, under this Article EIGHTH or otherwise shall be on the Corporation.

The rights conferred on any Covered Person by this Article EIGHTH shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, any provision of this Certificate of Incorporation, the bylaws of the Corporation, any agreement or vote of stockholders or disinterested directors or otherwise.

This Article EIGHTH shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Any Covered Person entitled to indemnification and/or advancement of expenses, in each case pursuant to this Article EIGHTH may have certain rights to indemnification, advancement and/or insurance provided by one or more persons with whom or which such Covered Person may be associated. The Corporation hereby acknowledges and agrees that (1) the Corporation shall be the indemnitor of first resort with respect to any proceeding, expense, liability or matter that is the subject of this Article EIGHTH, (2) the Corporation shall be primarily liable for all such obligations and any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or matter that is the subject of this Article EIGHTH, whether created by law, organizational or constituent documents, contract or otherwise, (3) any obligation of any persons with whom or which a Covered Person may be associated to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding shall be secondary to the obligations of the Corporation hereunder, (4) the Corporation shall be required to indemnify each Covered Person and advance expenses to each Covered Person hereunder to the fullest extent provided herein without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated or insurer of any such person and (5) the Corporation irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by the Corporation hereunder.

The Corporation may maintain insurance, at its expense, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

NINTH

Subject to such limitations as may be from time to time imposed by other provisions of this Certificate of Incorporation, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this express reservation.

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